STOCK PURCHASE AGREEMENT
BY AND AMONG
FBL FINANCIAL GROUP, INC.,
GPFT HOLDCO, LLC,
ACORN HOLDCO, LLC
AND
GUGGENHEIM LIFE AND ANNUITY COMPANY
DATED AS OF OCTOBER 6, 2011

Exhibits

Exhibit 1	Form of Fixed Life and Annuity Administrative Services Agreement
Exhibit 2	Form of Fixed Life and Annuity Business Coinsurance Agreement
Exhibit 3	Form of Post-Closing Policies Administrative Services Agreement
Exhibit 4	Form of Post-Closing Policies Reinsurance Agreement
Exhibit 5	Form of Transition Services Agreement
Exhibit 6	Form of VA Administrative Services Agreement
Exhibit 7	Form of Variable Annuity Business Coinsurance and Modified Coinsurance Agreement
Exhibit 8	Form of VUL Administrative Services Agreement
Exhibit 9	Form of Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement
Exhibit 10	Form of Resignation
Exhibit 11	Form of Assignment of Loans and Real Estate Assets Agreement and Related Documents

Annexes

Annex I	Illustrative Net Worth Statement
Annex II	Net Worth Statement Methodologies
Annex III	Investment Guidelines

Schedules

Purchaser Disclosure Schedule
Seller Disclosure Schedule

This STOCK PURCHASE AGREEMENT (this “Agreement”) is dated as of October 6, 2011, by and among FBL Financial Group, Inc., an Iowa corporation (“Seller”), GPFT Holdco, LLC, a Delaware limited liability company (“GPFT Holdco”), Acorn Holdco, LLC, a Delaware limited liability company (“Acorn Holdco”), and Guggenheim Life and Annuity Company, a Delaware insurance company (“GLAC”).
RECITALS:
A.     Seller owns all of the issued and outstanding shares of capital stock of EquiTrust Life Insurance Company, an Iowa insurance company (the “Company”);
B.     The Company owns all of the issued and outstanding member interest of 7100 Holdings, LLC, an Iowa limited liability company (the “Company Subsidiary”, and together with the Company, the “Acquired Companies”);
C.     Seller desires to sell to the Purchaser Parties (as defined below), and the Purchaser Parties desire to purchase from Seller, all of the Shares (as defined below) (the “Acquisition”), upon the terms and subject to the conditions set forth herein;
D.     Prior to the Closing (as defined below), the Company shall cede all liabilities under the Retained Insurance Policies (as defined below) on a coinsurance and modified coinsurance basis to Farm Bureau Life Insurance Company (the “Affiliated Reinsurer”) and appoint the Affiliated Reinsurer to administer, on the Company's behalf, the Retained Insurance Policies, pursuant to the applicable Ancillary Agreements (as defined below).
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the parties hereto hereby agree as follows:
ARTICLE I

Definitions and Terms

Section 1.1    Definitions. As used in this Agreement, the following terms have the meanings set forth or as referenced below:
“AAR Dispute Notice” has the meaning set forth in Section 5.18(a).
“AAR Report” means, with respect to a calendar quarter, a written report prepared by the Purchaser Parties setting forth the amount of Asset Adequacy Reserve as of the last day of such calendar quarter.
“AAR Review Period” has the meaning set forth in Section 5.18(a).
“Acorn Assets” has the meaning set forth in Section 4.8.
“Acorn Assets Account” has the meaning set forth in Section 4.8.
“Acorn Assets Amount” shall equal (a) prior to any designation pursuant to the second sentence of

Section 2.1(b), at least $352,500,000, and (b) in connection with any proposed designation pursuant to the second sentence of Section 2.1(b), at least $440,000,000 multiplied by the percentage of Shares that Acorn Holdco has been designated to purchase in the aggregate.
“Acorn Holdco” has the meaning set forth in the Preamble.
“Acquired Companies” has the meaning set forth in the Recitals.
“Acquired Company Branded Materials” has the meaning set forth in Section 5.6(d).
“Acquired Company Marks” has the meaning set forth in Section 5.6(d).
“Acquisition” has the meaning set forth in the Recitals.
“Action” means any claim, action, suit or proceeding by or before any Governmental Authority.
“Actuarial Appraisal” has the meaning set forth in Section 3.19.
“Adjusted Statutory Net Worth” means the dollar amount reflected on line item 39 under the column titled “Transfer Amount” of the Estimated Closing Net Worth Statement, the Closing Net Worth Statement or the Final Closing Net Worth Statement, as applicable, calculated in connection with the Closing in accordance with the Net Worth Statement Methodologies, including after giving effect to the adjustments described under “Purchase Price Adjustment” in the Net Worth Statement Methodologies.
“Administration Software” means, collectively, the Software listed in Section 1.1(a) of the Seller Disclosure Schedule.
“ADSP” has the meaning set forth in Section 5.4(i)(ii).
“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) with respect to the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise. Notwithstanding anything herein to the contrary, for purposes of clarity, from and after the Closing, neither of the Acquired Companies shall be deemed to be an Affiliate of Seller.
“Affiliated Reinsurer” has the meaning set forth in the Recitals.
“Agent” has the meaning set forth in Section 3.20(a).
“Agent Contract” has the meaning set forth in Section 3.20(b).
“Agreement” has the meaning set forth in the Preamble.
“AGUB” has the meaning set forth in Section 5.4(i)(ii).
“Allocation Notice” has the meaning set forth in Section 5.4(i)(ii).
“Ancillary Agreements” means the Fixed Life and Annuity Administrative Services Agreement, the Fixed Life and Annuity Business Coinsurance Agreement, the Post-Closing Policies Administrative Services Agreement, the Post-Closing Policies Reinsurance Agreement, the VA Administrative Services Agreement, the Variable Annuity Business Coinsurance and Modified Coinsurance Agreement, the VUL

Administrative Services Agreement, the Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement, the Transition Services Agreement and the Assignment of Loans and Real Estate Assets Agreement.
“Annual Statutory Financial Statements” has the meaning set forth in Section 3.7(b).
“Asset Adequacy Reserve” means the reserve amount recorded as of the end of a calendar quarter derived from asset adequacy testing that is carried forward from the policy, contract and investment data developed in connection with the most recent asset adequacy testing in accordance with the Net Worth Statement Methodologies.
“Assignment of Loans and Real Estate Assets Agreement” has the meaning set forth in Section 5.10(c).
“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 3.2.
“Benefit Plans” has the meaning set forth in Section 3.11(a).
“Books and Records” means originals or, to the extent originals are not extant, copies of the books, records and documents of, or maintained by, the Acquired Companies to administer, evidence or record information relating to the existence, business or operations of the Acquired Companies; provided, however, that Books and Records includes Tax books, records and documents only to the extent such Tax books, records and documents are directly and solely related to the Acquired Companies.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by applicable Law to close.
“Claim Notice” has the meaning set forth in Section 7.4(a).
“Clayton Act” means the Clayton Antitrust Act of 1914.
“Closing” means the closing of the purchase and sale of the Shares.
“Closing Date” has the meaning set forth in Section 2.2(a).
“Closing Net Worth Statement” has the meaning set forth in Section 2.3(a).
“Closing Purchase Price” has the meaning set forth in Section 2.1(d).
“Code” means the Internal Revenue Code of 1986.
“Company” has the meaning set forth in the Recitals.
“Company Material Adverse Effect” means (1) a material adverse effect on the business, financial condition or results of operations of the Acquired Companies (taken as a whole); provided, however, that none of the following shall constitute or be deemed to contribute to a Company Material Adverse Effect, or shall otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: any adverse effect to the extent arising out of, resulting from or attributable to (a) changes or proposed changes after the date hereof in applicable Laws, GAAP or SAP or in the interpretation or enforcement thereof, (b) changes in general economic, business or regulatory conditions in the United States, including those generally affecting the life insurance or annuities industries in the United States, (c) changes in United States or global financial or securities markets or conditions, including changes in prevailing interest rates, currency exchange rates or price levels or trading volumes in the United States or foreign securities markets and including any downgrade of United States securities (or the adoption of any negative outlook) by credit rating agencies, as well as the possible default or anticipated default by the United States on its securities or other obligations, and the possible effects therefrom, (d) changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage or acts of terrorism) or changes due to natural disasters, (e) the effects of the actions or omissions required of Seller and its Subsidiaries under this Agreement or in contemplation of the execution or performance in accordance with their terms of the Ancillary Agreements or that are taken with the consent of the Purchaser Parties, (f) the effects of any breach, violation or non-performance of any provision of this Agreement by the Purchaser Parties or any of their respective Affiliates, (g) the negotiation, announcement, pendency or consummation of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the identity of, or the effect of any fact or circumstance relating to, the Purchaser Parties or any of their respective Affiliates or any communication by the Purchaser Parties or any of their respective Affiliates regarding plans, proposals or projections with respect to the Acquired Companies, (h) subject to Seller having performed or complied with in all material respects the covenants and agreements set forth herein to be performed or complied with by it at or prior to the Closing, any loss of, or adverse effect on, the relationship of the Acquired Companies with customers, employees, agents, suppliers, financing sources, business partners or regulators resulting from any of the matters set forth in subclause (g) above, (i) subject to Seller having performed or complied with in all material respects the covenants and agreements set forth in Section 5.2(y)(p) and Section 5.2(z), changes in the value of the investment portfolio of the Company (including the Investment Assets) following the date of this Agreement as a result of a decrease in the credit quality of any of the investments in such portfolio or changes in interest rates, (j) subject to Seller having performed or complied with in all material respects the covenants and agreements set forth herein to be performed or complied with by it at or prior to the Closing, any change or development (in and of itself) in the credit, financial strength or other rating of the Company or any of its Affiliates, or (k) any failure (in and of itself) by the Company to meet any revenue, earnings, premium written or other financial projections or forecasts; provided further, however, that the foregoing exclusion of any adverse effect to the extent arising out of, resulting from or attributable to any change described in clauses (a) through (d) above shall not apply to the extent such change has a disproportionate effect on the Acquired Companies (taken as a whole) relative to other participants in the life insurance or annuities industries in the United States; or (2) a material impairment or delay of the ability of Seller to perform its obligations under this Agreement.
“Company Subsidiary” has the meaning set forth in the Recitals.
“Confidentiality Agreement” means the Confidentiality Agreement, dated April 1, 2011, by and between Seller and Guggenheim Investment Management, LLC.
“Contract” means, with respect to any Person, any agreement, contract, lease, license, instrument or other legally binding obligation to which such Person is a party or is otherwise subject or bound.
“Current Employees” means those employees set forth on the list provided to the Purchaser Parties by Seller as of the date hereof who, immediately prior to the Closing, are (a) actively employed by Seller or any Subsidiary of Seller (other than an Acquired Company) or (b) absent from employment due to illness, vacation, injury, military service or other authorized absence (including an employee who is “disabled” within the meaning of the disability plans currently in place for the Current Employees, or who is on approved leave under the Family and Medical Leave Act).

“Deductible” has the meaning set forth in Section 7.2(b).
“Delaware Courts” has the meaning set forth in Section 9.11.

“Delayed Transfer Date” has the meaning set forth in Section 5.5(a).
“Department” means the Iowa Insurance Division.
“Disclosure Schedule” has the meaning set forth in Section 9.9.
“Dispute Notice” has the meaning set forth in Section 2.3(b).
“Electronic Data Room” means the electronic data room established by or on behalf of Seller with respect to the Acquired Companies, as the same exists as of the date of this Agreement.
“Eligible Investments” means: (a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed or insured by, the United States (or by any agency or instrumentality to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing at least three (3) Business Days prior to the Closing Date; (b) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case maturing at least three (3) Business Days prior to the Closing Date and having, at the time of the acquisition thereof, a rating of at least A-1 from Standard & Poor's Rating Group or at least P-1 from Moody's Investors Service; (c) certificates of deposit, time deposits, overnight bank deposits, bankers acceptances and repurchase agreements issued by a Qualified Bank Issuer maturing at least three (3) Business Days prior to the Closing Date; (d) commercial paper of an issuer rated at least A-1 by Standard & Poor's Rating Group or at least P-1 by Moody's Investors Service at the time of the acquisition thereof, in each case maturing at least three (3) Business Days prior to the Closing Date; (e) money market accounts or funds with or issued by a Qualified Bank Issuer; (f) money market funds all of the assets of which are comprised of securities and other obligations of the types described in clauses (a) through (e) above; and (g) marketable fixed income obligations of a corporate issuer (other than an Affiliate of the Purchaser Parties) and having a rating of NAIC 1 or NAIC 2, in each case maturing at least three (3) Business Days prior to the Closing Date. The value of any Eligible Investments as of any date shall be as reported by the custodian or bank holding such assets or determined by (in the following order) (i) Barclays Index, (ii) Citigroup Index, (iii) Merrill Lynch Index, (iv) IDC (Muller) or (v) Reuters (EJV), and if none of the foregoing reports such value, the value determined by another nationally recognized independent pricing service selected by the parties hereto in good faith.
“EMS” means EquiTrust Marketing Services, LLC and EquiTrust Investment Management Services, Inc.
“Encumbrance” means any security interest, pledge, mortgage, lien, encumbrance, deed of trust, hypothecation or charge.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any entity which is considered a single employer with Seller or any of its Affiliates under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.
“Estimated Closing Adjusted Statutory Net Worth” has the meaning set forth in Section 2.1(c).
“Estimated Closing Net Worth Statement” has the meaning set forth in Section 2.1(c).
“FBAR Report” means any Report of Foreign Bank and Financial Accounts (TD F 90-22.1) or successor form or report.
“Final Closing Adjusted Statutory Net Worth” has the meaning set forth in Section 2.3(c).
“Final Closing Net Worth Statement” has the meaning set forth in Section 2.3(c).

“Financial Statements” has the meaning set forth in Section 3.7(a).
“Fixed Life and Annuity Administrative Services Agreement” means the Fixed Life and Annuity Administrative Services Agreement substantially in the form of Exhibit 1 attached hereto.
“Fixed Life and Annuity Business Coinsurance Agreement” means the Fixed Life and Annuity Business Coinsurance Agreement substantially in the form of Exhibit 2 attached hereto.
“Fundamental Representations” has the meaning set forth in Section 7.1.
“GAAP” means generally accepted accounting principles and practices in the United States.
“GLAC” has the meaning set forth in the Preamble.
“Governmental Authority” means any national, regional or local governmental, legislative, judicial, administrative or regulatory authority, agency, commission, body or court.
“Governmental Authorizations” means all licenses, permits (including insurance permits), variances, waivers, orders, registrations, consents, certificates and other authorizations and approvals of or by a Governmental Authority required (a) with respect to Seller or the Purchaser Parties, to perform their respective obligations hereunder and (b) with respect to the Acquired Companies, to carry on their business and operations.
“Governmental Order” means any order, writ, judgment, injunction, decision, decree, stipulation, determination or award entered by or with any Governmental Authority.
“GPFT Holdco” has the meaning set forth in the Preamble.
“Guggenheim Partners” means Guggenheim Partners, LLC.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Illustrative Net Worth Statement” means the illustrative net worth statement of the Company as of March 31, 2011 set forth in Annex I attached hereto.
“Indebtedness” means, with respect to an Acquired Company, (a) all obligations for borrowed money, (b) any other obligations owed by an Acquired Company under any credit agreement or facility, or evidenced by any note, bond, debenture or other debt security or instrument made or issued by an Acquired Company, (c) all obligations for the deferred purchase price of property or services with respect to which an Acquired Company is liable, contingently or otherwise, as obligor or otherwise (but shall not include any accounts payable), (d) all capitalized lease obligations, synthetic lease obligations and sale leaseback obligations, whether secured or unsecured, (e) all obligations under interest rate cap, swap, collar or similar transactions or currency or commodity hedging transactions (valued at the termination value thereof), (f) all obligations under conditional sale or other title retention agreements relating to any purchased property, (g) all letters of credit or performance bonds issued for the account of an Acquired Company, (h) all guarantees and keepwell arrangements of an Acquired Company with respect to any of the foregoing of any other Person, and (i) all interest, premium and prepayment penalties due and payable in respect of any of the foregoing.
“Indemnified Parties” has the meaning set forth in Section 7.3(a).
“Indemnifying Party” has the meaning set forth in Section 7.4(a).
“Indemnity Cap” has the meaning set forth in Section 7.2(b).

“Independent Accountant” means Deloitte & Touche LLP, or if Deloitte & Touche LLP is unable or unwilling to serve, with respect to a dispute under (a) Section 2.3, another nationally recognized independent accounting firm selected by the parties hereto in good faith within ten (10) days after the expiration of the Resolution Period, and (b) Section 5.18, another nationally recognized independent accounting firm selected by the parties hereto in good faith within ten (10) days after the date referred to in the first sentence of Section 5.18(c).
“Initial Purchase Price” has the meaning set forth in Section 2.1(d).
“Initial Threshold” has the meaning set forth in Section 7.2(b).
“Insurance Contract” means any life insurance policy, contract, binder or slip or reinsurance treaty, contract, binder or slip, guaranteed investment contract or fixed or indexed annuity issued, assumed or coinsured by the Company, excluding any such policy, treaty, contract, binder or slip, guaranteed investment contract or annuity comprising the Retained Insurance Policies.
“Intellectual Property” means, collectively, all of the following, whether arising or existing under Laws of the United States or any state or political subdivision thereof or any foreign jurisdiction, registered and unregistered (a) patents and patent applications (in each case including continuations, continuations-in-part, divisional, provisionals, reexaminations, extensions and reissues of patent applications and patents issuing thereon), (b) Trademarks, (c) works of authorship, including copyrights and copyright applications, (d) trade secrets, know-how, confidential information and proprietary technology, (e) design and database rights and rights in data, (f) Software and (g) tangible embodiments of any of the foregoing.
“Intercompany Account” means any intercompany account balance outstanding as of immediately prior to the Closing between (a) either of the Acquired Companies, on the one hand, and (b) Seller or any of its Affiliates (other than the Acquired Companies) or any of their respective directors, officers or employees, on the other hand.
“Intercompany Agreement” means (a) any intercompany Contract between (i) either of the Acquired Companies, on the one hand, and (ii) Seller or any of its Affiliates (other than the Acquired Companies) or any of their respective directors, officers or employees, on the other hand, and (b) any guarantee, keep well or surety bond (including any necessary collateral, indemnity or other agreements associated therewith) issued by or on behalf of (i) an Acquired Company for the benefit of Seller or any of its Affiliates (other than an Acquired Company) or (ii) Seller or any of its Affiliates (other than an Acquired Company) for the benefit of an Acquired Company.
“Intercompany Indebtedness” means Indebtedness between (i) either of the Acquired Companies, on the one hand, and (ii) Seller or any of its Affiliates (other than the Acquired Companies), on the other hand.
“Investment Assets” means the investment assets beneficially owned by the Company that are of the type required to be disclosed in Schedule A through DB of the Annual Statutory Financial Statements.
“IRS” means the Internal Revenue Service.
“Key Agent” means any of the top one hundred (100) producing Agents, determined by sales of Insurance Contracts in the year ended December 31, 2010.
“Knowledge” means with respect to Seller as to any of the individuals listed on Section 1.1(b) of the Seller Disclosure Schedule, those facts, circumstances, events or matters as to which any such individual (a) has actual knowledge or (b) with respect to representations and warranties that are qualified by Knowledge and that are the subject matter of the work or management responsibilities or substantive area(s) of expertise of such individual in his or her capacity as an employee of Seller or its Subsidiaries, to the extent not within such individual's actual knowledge, would reasonably be expected to discover in the course of conducting a reasonable investigation concerning the existence of such fact, circumstance, event or matter.
“Law” means any national, regional or local law, statute, ordinance, rule, regulation, order, judgment, decree, injunction or other legally binding obligation imposed by or on behalf of a Governmental Authority.
“Leases” has the meaning set forth in Section 3.15(c).
“Liability” means any liability, claim, loss, damage, deficiency or obligation of any kind or character, whether known or unknown, fixed or unfixed, liquidated or unliquidated, secured or unsecured, accrued or unaccrued, absolute, contingent or otherwise.
“Losses” has the meaning set forth in Section 7.2(a).
“Material Contract” has the meaning set forth in Section 3.14(a).
“Member Interest” has the meaning set forth in Section 3.4(b).
“Milliman” has the meaning set forth in Section 3.19.
“Net Worth Statement Methodologies” means the methodologies, procedures, judgments, assumptions and estimates set forth in Annex II attached hereto.
“Offer Effective Time” has the meaning set forth in Section 5.5(a).
“Offered Employees” has the meaning set forth in Section 5.5(a).
“Ordinary Course of Business” with respect to a Person means the ordinary course of business of such Person, consistent with past practice.
“Owed Interest Amount” has the meaning set forth in Section 5.18(c).
“Owned Intellectual Property” has the meaning set forth in Section 3.13(a).
“Paid Interest Amount” has the meaning set forth in Section 5.18(b).
“Pension Plan” has the meaning set forth in Section 3.11(c).
“Permitted Encumbrances” means (a) liens for Taxes, assessments and other governmental charges not yet due and payable, or due and being contested in good faith and for which reserves are maintained in accordance with GAAP and SAP, (b) mechanics', workmen's, repairmen's, warehousemen's, carriers' or other like liens arising or incurred in the Ordinary Course of Business or pursuant to original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business, (c) pledges or deposits to secure obligations under workers' compensation laws or similar legislation or to secure public or statutory obligations, (d) Encumbrances related to deposits to secure policyholders' obligations as required by the insurance departments of the various states, (e) Encumbrances or other restrictions on transfer imposed by applicable insurance Law, (f) Encumbrances incurred or deposits made to a Governmental Authority in connection with a Governmental Authorization,

(g) with respect to the investment portfolio of the Company, Encumbrances granted under securities lending and borrowing agreements, repurchase and reserve repurchase agreements and derivatives entered into in the Ordinary Course of Business, (h) with respect to the investment portfolio of the Company, clearing and settlement Encumbrances on securities and other investment properties incurred in the ordinary course of clearing and settlement transactions in such securities and other investment properties and holding them with custodians, (i) Encumbrances recorded against the real property described in Section 3.15(b) or the Leases that, in each case, would not reasonably be expected to materially impair the use of such real property, (j) landlords' or lessors' liens under the Leases, (k) with respect to Intellectual Property, licenses granted in the Ordinary Course of Business and (l) in the case of registered Intellectual Property, gaps in the chain of title evident from the records of the relevant Governmental Authority maintaining such registration.
“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a joint venture, a trust or other entity or organization, including a Governmental Authority.
“Personal Data” means information (a) relating to an identified or identifiable person, including information that can be used to identify a person, directly or indirectly, by reference to an identification number or to one or more other factors specific to such person or (b) concerning an individual that would be considered “nonpublic personal information” within the meaning of Title V of the Gramm-Leach Bliley Act of 1999 and the regulations promulgated thereunder.
“Plan Asset Regulations” has the meaning set forth in Section 3.27.
“Post-Closing Policies Administrative Services Agreement” means the Post-Closing Policies Administrative Services Agreement substantially in the form of Exhibit 3 attached hereto.
“Post-Closing Policies Reinsurance Agreement” means the Post-Closing Policies Reinsurance Agreement substantially in the form of Exhibit 4 attached hereto.
“Privacy Law” means any Law relating to the collection, processing, storage, use, sharing, disclosure, loss, access, transfer, security, encryption and/or safeguarding of Personal Data or notices or approvals in connection with Personal Data.
“Purchase Price” has the meaning set forth in Section 2.1(d).
“Purchaser Disclosure Schedule” means the disclosure schedule delivered by the Purchaser Parties to Seller in connection with the execution and delivery of this Agreement.
“Purchaser Indemnified Parties” has the meaning set forth in Section 7.3(a).
“Purchaser Material Adverse Effect” means a material impairment or delay of the ability of any of the Purchaser Parties to perform its obligations under this Agreement.
“Purchaser Parties” means collectively GPFT Holdco, Acorn Holdco and GLAC.
“Qualified Bank Issuer” means any commercial bank (a) that has capital and surplus in excess of $2,000,000,000 and (b) the outstanding short-term debt securities of which are rated at least A-1 by Standard & Poor's Rating Group or at least P-1 by Moody's Investors Service.
“Quarterly Interest Payment Date” means, with respect to a calendar quarter, the date that is five (5) Business Days following the last day of the AAR Review Period in respect of such calendar quarter.
“Reinsurance Agreements” has the meaning set forth in Section 3.18.

“Required Approvals” means (a) with respect to Seller, the consents, approvals, waivers, authorizations, notices and filings relating to any Governmental Authority referred to in Section 3.5 and (b) with respect to the Purchaser Parties, the consents, approvals, waivers, authorizations, notices and filings relating to any Governmental Authority referred to in Section 4.3.
“Resignations” has the meaning set forth in Section 5.9.
“Resolution Period” has the meaning set forth in Section 2.3(c).
“Retained Insurance Policies” shall have the collective meaning ascribed to the defined terms “Policies” in the Fixed Life and Annuity Business Coinsurance Agreement, the Variable Annuity Business Coinsurance and Modified Coinsurance Agreement and the Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement.
“Review Period” has the meaning set forth in Section 2.3(b).
“SAP” means the statutory accounting principles and practices prescribed or permitted by applicable insurance Law or the Department.
“Section 338(h)(10) Election” has the meaning set forth in Section 5.4(i)(i).
“Securities Act” means the Securities Act of 1933.
“Seller” has the meaning set forth in the Preamble.
“Seller Books and Records” means the books, records and documents (including Tax books, records and documents) of, or maintained by, Seller or any of its Subsidiaries to administer, evidence or record information relating to the existence, business or operations of the Acquired Companies prior to the Closing; provided, however, that Seller Books and Records do not include (a) any Books and Records or (b) any minute books of Seller or any of its Subsidiaries.
“Seller Branded Materials” has the meaning set forth in Section 5.6(c).
“Seller Confidentiality Agreements” means those agreements by and between Seller, on the one hand, and Persons expressing an interest in acquiring an ownership interest in the capital stock of the Company, on the other hand, with respect to the confidentiality of information about Seller, the Acquired Companies or their respective Affiliates and certain other obligations.
“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to the Purchaser Parties in connection with the execution and delivery of this Agreement.
“Seller Indemnified Parties” has the meaning set forth in Section 7.2(a).
“Seller Marks” has the meaning set forth in Section 5.6(c).
“Shares” has the meaning set forth in Section 2.1(a).
“Software” means all computer programs and code and libraries, whether in source-code, object-code or other form.
“Statutory Financial Statements” has the meaning set forth in Section 3.7(b).
“Subsidiary” means with respect to any entity, any other entity as to which it owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests.
“Target Adjusted Statutory Net Worth” means $482,938,439.
“Tax” or “Taxes” means any and all taxes, including any interest, penalties or other additions to tax that may become payable in respect thereof or in respect of Tax Returns filed or a failure to file Tax Returns required to be filed, imposed by any Governmental Authority, which taxes shall include all income, profits, alternative minimum, estimated, payroll, withholding, social security, sales, use, ad valorem, value added, real or personal property, employment, unemployment, excise, franchise, premium, gross receipts, stamp, transfer, net worth, and other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing.
“Tax Indemnity Expiration Date” means the earlier of (a) the date that is ninety (90) days after the expiration of the applicable statute of limitations (including all valid extensions) and (b) with respect to Tax Returns that were timely filed, the date that is seven (7) years from the Closing Date.
“Tax Returns” means any and all returns, reports, statements, certificates, declarations, estimates, elections, information returns, schedules or claims for refund of or with respect to any Tax which is supplied to any Governmental Authority, including any and all attachments, amendments and supplements thereto.
“Third Party Claim” has the meaning set forth in Section 7.4(b).
“Trademarks” means all trademarks, trade names, trade dress, service marks, assumed names, business names and logos, slogans and Internet domain names, together with all goodwill of the businesses symbolized thereby, and all registrations and applications for any of the foregoing.
“Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including sales, use, excise, gross receipts, registration, real estate, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes.
“Transferred Employees” has the meaning set forth in Section 5.5(a).
“Transition Services Agreement” means the Transition Services Agreement substantially in the form of Exhibit 5 attached hereto.
“VA Administrative Services Agreement” means the VA Administrative Services Agreement substantially in the form of Exhibit 6 attached hereto.
“Variable Annuity Business Coinsurance and Modified Coinsurance Agreement” means the Variable Annuity Business Coinsurance and Modified Coinsurance Agreement substantially in the form of Exhibit 7 attached hereto.
“VUL Administrative Services Agreement” means the VUL Administrative Services Agreement substantially in the form of Exhibit 8 attached hereto.
“Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement” means the Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement substantially in the form of Exhibit 9 attached hereto.
“WARN Laws” has the meaning set forth in Section 3.22(c).
Section 1.2    Interpretation.

(a)    As used in this Agreement, references to the following terms have the meanings indicated:
(i)To the Preamble or to the Recitals, Sections, Articles, Annexes, Exhibits or Schedules are to the Preamble or a Recital, Section or Article of, or an Annex, Exhibit or Schedule to, this Agreement unless otherwise clearly indicated to the contrary.
(ii)To any Contract (including this Agreement) or “organizational document” are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time.
(iii)To any “statute” or “regulation” are to the statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any “section of any statute or regulation” include any successor to the section.
(iv)To any Governmental Authority include any successor to the Governmental Authority and to any Affiliate include any successor to the Affiliate.
(v)To any “copy” of any Contract or other document or instrument are to a true and complete copy.
(vi)To any “list” are to a correct and complete list.
(vii)To “hereof,” “herein,” “hereunder,” “hereby,” “herewith” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement, unless otherwise clearly indicated to the contrary.
(viii)To the “date of this Agreement,” “the date hereof” and words of similar import refer to October 6, 2011.
(ix)    To “this Agreement” includes the Annexes, Exhibits and Schedules (including the Purchaser Disclosure Schedule and the Seller Disclosure Schedule) to this Agreement.
(x)    To a “willful and material breach” refers to a material breach that is a consequence of an act or failure to act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of or failure to take such act would or would reasonably be expected to cause a breach of this Agreement.
(b)    Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
(c)    Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a Business Day, the party hereto having such right or duty shall have until the next Business Day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day.
(d)    The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.
(e)    References to “party” or “parties” hereto mean Seller or the Purchaser Parties.
(f)    References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.
(g)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.
(h)    No summary of this Agreement prepared by or on behalf of any party hereto shall affect the meaning or interpretation of this Agreement.
(i)    All capitalized terms used without definition in the Annexes, Exhibits and Schedules (including the Purchaser Disclosure Schedule and the Seller Disclosure Schedule) to this Agreement shall have the meanings ascribed to such terms in this Agreement.

ARTICLE II

Purchase and Sale

Section 2.1    Purchase and Sale
(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell to GPFT Holdco, and GPFT Holdco shall purchase from Seller (subject to Section 2.1(b)), 2,000 shares of the common stock, par value $1,500 per share, of the Company, representing all of the issued and outstanding shares of capital stock of the Company as of the Closing Date (the “Shares”), free and clear of all Encumbrances (other than restrictions on transfer imposed by federal and state insurance and securities Laws).
(b)    As of the date of this Agreement, GPFT Holdco hereby designates (i) Acorn Holdco to purchase at least 1,600 of the Shares and (ii) GLAC to purchase 400 of the Shares (less any Shares in excess of 1,600 Shares purchased by Acorn Holdco at the Closing as designated by GPFT Holdco). GPFT Holdco may, by written notice to the parties hereto, designate Acorn Holdco to purchase in excess of 1,600 Shares at the Closing; provided that no such designation shall (A) be made later than the third Business Day prior to the expected Closing Date, (B) delay the Closing or (C) be effective unless and until Acorn Holdco or GPFT Holdco shall have deposited additional cash and Eligible Investments such that the value of the Acorn Assets shall be no less than the Acorn Assets Amount. Each of Acorn Holdco and GLAC hereby accepts such designation (and any such future designation) and agrees with Seller, subject to the terms and conditions of this Agreement, to purchase such Shares at the Closing. Each of GPFT Holdco, Acorn Holdco and GLAC acknowledges and agrees that notwithstanding the above referenced designations, GPFT Holdco shall remain liable for all of the Purchaser Parties' Liabilities under this Agreement in accordance with Section 5.17(a). Seller's obligation to sell the Shares is subject to the purchase by the Purchaser Parties (after taking into account the above referenced designations) of all of the Shares at the Closing.
(c)    Three (3) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to the Purchaser Parties an estimated net worth statement of the Company, which shall be prepared in the same format as the Illustrative Net Worth Statement and in accordance with the Net Worth Statement Methodologies (the “Estimated Closing Net Worth Statement”), which shall include (i) a calculation of the estimated amount of the Adjusted Statutory Net Worth of the Company based on the Estimated Closing Net Worth Statement (the “Estimated Closing Adjusted Statutory Net Worth”), and (ii) the amount of any adjustment to the Initial Purchase Price pursuant to Section 2.1(d), if any.
(d)    The aggregate purchase price to be paid by the Purchaser Parties to Seller at the Closing in consideration of the Shares shall be $440,000,000 in cash (the “Initial Purchase Price”), as adjusted at the Closing pursuant to this Section 2.1(d) (the “Closing Purchase Price”). At the Closing, the Initial Purchase Price shall be adjusted as follows: (i) if the Estimated Closing Adjusted Statutory Net Worth is less than the Target Adjusted Statutory Net Worth, the Initial Purchase Price shall be reduced by the amount equal to the amount by which the Estimated Closing Adjusted Statutory Net Worth is less than the Target Adjusted Statutory Net Worth; and (ii) if the Estimated Closing Adjusted Statutory Net Worth is greater than the Target Adjusted Statutory Net Worth, the Initial Purchase Price

shall be increased by the amount equal to the amount by which the Estimated Closing Adjusted Statutory Net Worth is greater than the Target Adjusted Statutory Net Worth. The Closing Purchase Price shall be subject to adjustment after the Closing as set forth in Section 2.3 (the total consideration paid to Seller pursuant to this Section 2.1(d), as adjusted pursuant to Section 2.3, the “Purchase Price”).

Section 2.2    Closing.
(a)    The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York at 10:00 a.m., New York City time, on the last Business Day of the fiscal quarter of Seller during which all of the conditions set forth in Article VI are satisfied or waived (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver at or prior to the Closing of all such conditions) in accordance with this Agreement or at such other time, date and place as the parties hereto may mutually agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”. The parties hereto agree that effectiveness of the Closing shall be as of 11:59 p.m., Des Moines, Iowa time, on the Closing Date.
(b)    At the Closing, Seller shall deliver or cause to be delivered to the Purchaser Parties the following:
(i)    the executed certificate(s) described in Sections 6.2(a) and (b);
(ii)    (A) certificates representing 1,600 Shares (or such greater number of Shares as GPFT Holdco may designate as provided in Section 2.1(b) above) duly endorsed in the name of Acorn Holdco, or accompanied by stock powers duly executed in the name of Acorn Holdco, and (B) certificates representing 400 Shares (or such lesser number of Shares as GPFT Holdco may designate as provided in Section 2.1(b) above) duly endorsed in the name of GLAC, or accompanied by stock powers duly executed in the name of GLAC, in each case in proper form for transfer on the stock transfer books of the Company;
(iii)    an executed cross-receipt for the Closing Purchase Price paid at the Closing;
(iv)    the duly tendered Resignations;
(v)    an executed counterpart of each of the Ancillary Agreements to which Seller or any of its Subsidiaries (other than the Acquired Companies) is a party;
(vi)    copies of the Seller Confidentiality Agreements;
(vii)    a certificate under Section 1445(b)(2) of the Code providing that Seller is not a foreign person; and
(viii)    except to the extent delivery or transfer of Books and Records is contemplated by the Transition Services Agreement to occur following the Closing, the Books and Records of the Acquired Companies, including the original stock transfer and corporate or limited liability company minute books.
(c)    At the Closing, the Purchaser Parties shall deliver or cause to be delivered to Seller the following:
(i)    the executed certificate(s) described in Sections 6.3(a) and (b);
(ii)    the Closing Purchase Price paid at the Closing by wire transfer of immediately available funds to an account or accounts designated by Seller in writing no later than the second Business Day prior to the Closing Date;
(iii)    an executed cross-receipt for the Shares delivered at the Closing; and
(iv)    an executed counterpart of each of the Ancillary Agreements to which the Purchaser Parties or any of their respective Affiliates (including the Acquired Companies) is a party.

(d)    At the Closing, each party hereto shall deliver to the other parties hereto copies (or other evidence) of all of its Required Approvals in satisfaction of Section 6.1(b).

Section 2.3    Post-Closing Adjustment of the Closing Purchase Price
(a)    No later than sixty (60) days following the Closing Date, the Purchaser Parties shall cause to be prepared and delivered to Seller a net worth statement of the Company, which shall be prepared in the same format as the Illustrative Net Worth Statement and in accordance with the Net Worth Statement Methodologies (the “Closing Net Worth Statement”), which shall include (i) a calculation of the amount of the Adjusted Statutory Net Worth of the Company based on the Closing Net Worth Statement and (ii) the amount of any adjustment to the Closing Purchase Price pursuant to this Section 2.3, if any.
(b)    Seller shall have thirty (30) days from the date on which the Closing Net Worth Statement is delivered to it to review the Closing Net Worth Statement (the “Review Period”). The Purchaser Parties shall cause the Acquired Companies to, upon request, provide Seller with reasonable assistance in reviewing the Closing Net Worth Statement, including by providing Seller and Seller's representatives with access to such information (including the Books and Records) and personnel and representatives of the Acquired Companies as Seller may reasonably request in connection with its review of the Closing Net Worth Statement. Unless Seller delivers written notice to the Purchaser Parties on or prior to the last day of the Review Period stating that Seller objects to any item or items shown or reflected in the Closing Net Worth Statement due to (i) manifest arithmetic error or (ii) any calculation not having been made in accordance with the Net Worth Statement Methodologies, specifying in reasonable detail the item or items to which it objects and the reasons therefor (such a written notice, a “Dispute Notice”), the Closing Net Worth Statement shall be deemed accepted by Seller and the calculations set forth therein shall be final, binding and conclusive for all purposes of determining the Purchase Price.
(c)    For twenty (20) days (or such longer period as the parties hereto may agree in writing) following the Purchaser Parties' receipt of a Dispute Notice (the “Resolution Period”), senior executives of Seller, on the one hand, and the Purchaser Parties, on the other hand, shall attempt to resolve their differences arising from such objections, and any resolution agreed by them shall be final, binding and conclusive for all purposes of determining the Purchase Price. In the event that the Purchaser Parties and Seller are unable to agree on any item or items shown or reflected in the Closing Net Worth Statement within the Resolution Period, each of Seller, on the one hand, and the Purchaser Parties, on the other hand, shall prepare separate written reports of such unresolved item or items and deliver such reports to the Independent Accountant within twenty (20) days after the expiration of the Resolution Period. The parties hereto shall use their respective commercially reasonable efforts to cause the Independent Accountant to, acting as an arbitrator, as soon as practicable and in any event within thirty (30) days after receiving such written reports, determine the manner in which such item or items shall be treated in the Closing Net Worth Statement; provided, however, that the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by Seller, on the one hand, and the Purchaser Parties, on the other hand. The parties hereto acknowledge and agree that (i) the review by and determinations of the Independent Accountant shall be limited to, and only to, the unresolved item or items contained in the reports prepared and submitted to the Independent Accountant by Seller and the Purchaser Parties, and (ii) the determinations by the Independent Accountant shall be based solely on (A) such reports submitted by Seller and the Purchaser Parties and the basis for Seller's and the Purchaser Parties' respective positions and (B) the Net Worth Statement Methodologies. Seller and the Purchaser Parties agree to enter into an engagement letter with the Independent Accountant containing customary terms and conditions for this type of engagement. The parties hereto shall use their commercially reasonable efforts to cooperate with and provide information and documentation, including work papers, to assist the Independent Accountant. Any such information or documentation provided by any party hereto to the Independent Accountant shall be concurrently delivered to the other parties hereto, subject, in the case of independent accountant work papers, to such other parties hereto entering into a customary release agreement with respect thereto. None of the parties hereto shall disclose to the Independent

Accountant, and the Independent Accountant shall not consider for any purposes, any settlement discussions or settlement offers made by any of the parties hereto with respect to any objection under this Section 2.3. The determinations by the Independent Accountant as to the item or items in dispute shall be in writing and shall be an arbitral award that is final, binding and conclusive for all purposes of determining the Purchase Price, and such award may be entered and enforced in any court of competent jurisdiction. The fees, costs and expenses of retaining the Independent Accountant shall be borne by the Purchaser Parties, on the one hand, and Seller, on the other hand, in proportion to those matters submitted to the Independent Accountant that are resolved against the Purchaser Parties, on the one hand, and Seller, on the other hand, and the allocation of such fees, costs and expenses shall be so determined by the Independent Accountant. No later than the fifth Business Day immediately following the resolution of all disputed items (or, if there is no dispute, promptly after the parties hereto reach agreement on the Closing Net Worth Statement), the Purchaser Parties shall revise the Closing Net Worth Statement to reflect the resolution of any disputed items (as so revised, the “Final Closing Net Worth Statement”) and shall deliver a copy thereof to Seller. Seller shall have five (5) Business Days from the date on which the Closing Net Worth Statement is delivered to it to review the Final Closing Net Worth Statement solely for purposes of confirming that it accurately reflects the prior resolution of all matters set forth in the Dispute Notice either by mutual agreement of the parties hereto or by the Independent Accountant, as applicable. The Adjusted Statutory Net Worth of the Company reflected in such Final Closing Net Worth Statement, once accepted by Seller in the manner provided by the preceding sentence, shall be referred to as the “Final Closing Adjusted Statutory Net Worth”.
(d)    Effective upon the end of the Review Period (if a timely Dispute Notice is not delivered), or upon the resolution of all matters set forth in the Dispute Notice either by mutual agreement of the parties hereto or by the Independent Accountant, the Closing Purchase Price shall be subject to adjustment as follows: (i) if the Final Closing Adjusted Statutory Net Worth is less than the Estimated Closing Adjusted Statutory Net Worth, the Closing Purchase Price shall be reduced by the amount equal to the amount by which the Final Closing Adjusted Statutory Net Worth is less than the Estimated Closing Adjusted Statutory Net Worth, which amount shall be paid by Seller to the Purchaser Parties in accordance with the provisions of this Section 2.3(d); and (ii) if the Final Closing Adjusted Statutory Net Worth is greater than the Estimated Closing Adjusted Statutory Net Worth, the Closing Purchase Price shall be increased by the amount equal to the amount by which the Final Closing Adjusted Statutory Net Worth is greater than the Estimated Closing Adjusted Statutory Net Worth, which amount shall be paid by the Purchaser Parties to Seller in accordance with the provisions of this Section 2.3(d). Any adjustment to the Closing Purchase Price pursuant to this Section 2.3(d) shall be paid by the applicable party hereto by wire transfer of immediately available funds, to an account or accounts designated by the other party hereto in writing on the fifth Business Day following the delivery of the Final Closing Net Worth Statement, once accepted by Seller in the manner provided by the penultimate sentence of Section 2.3(c).

Section 2.4    No Set-off. From and after the Closing, neither Seller nor any of its Affiliates, on the one hand, nor the Purchaser Parties nor any of their respective Affiliates, on the other hand, shall have any set-off or other similar rights with respect to (a) any of the funds to be received by such party or its Affiliates pursuant to this Agreement or any Ancillary Agreement or (b) any other amounts claimed to be owed to the other party hereto or its Affiliates arising out of this Agreement or any Ancillary Agreement.

ARTICLE III

Representations and Warranties of Seller
Except as set forth on the Seller Disclosure Schedule (subject to Section 9.9), Seller represents and warrants to the Purchaser Parties as follows; provided that no representation or warranty (other than

Sections 3.8(b), 3.9, 3.10, 3.12, 3.23 and 3.26 and the first two sentences of Section 3.18) is made under this Agreement with respect to the Retained Insurance Policies or the business relating thereto:
Section 3.1    Organization and Authority. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Iowa. Each Affiliate of Seller that will be a party to an Ancillary Agreement is an entity duly incorporated or organized (as the case may be), validly existing and in good standing under the laws of the state of its incorporation or organization. Seller has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it will be a party and to perform its obligations hereunder and thereunder. Each Affiliate of Seller that will be a party to an Ancillary Agreement has all requisite corporate power and authority to execute and deliver each Ancillary Agreement to which it will be a party and to perform its respective obligations thereunder.

Section 3.2    Binding Effect. The execution and delivery by Seller of this Agreement and each Ancillary Agreement to which Seller will be a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by all requisite corporate action on the part of Seller and no additional corporate proceedings on the part of Seller or any of its securityholders are necessary to approve or authorize, as applicable, this Agreement or any Ancillary Agreement, the performance of Seller's obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby. The execution and delivery of each Ancillary Agreement by each Affiliate of Seller that will be a party thereto, the performance of each such Affiliate's obligations thereunder and the consummation of the transactions contemplated thereby will be, as of immediately prior to the Closing, duly and validly approved by all requisite corporate action or other action on the part of each such Affiliate and, as of immediately prior to the Closing, no additional corporate or other proceedings on the part of any such Affiliate or any of its securityholders will be necessary to approve or authorize, as applicable, any Ancillary Agreement to which such Affiliate will be a party, the performance of such Affiliate's obligations thereunder or the consummation of the transactions contemplated thereby. Assuming the due authorization, execution and delivery by the Purchaser Parties and each of their respective Affiliates that will be a party to an Ancillary Agreement, this Agreement constitutes, and each Ancillary Agreement to which Seller will be a party will constitute, the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, preference and other similar laws affecting creditors' rights generally, and by general principles of equity (regardless of whether enforcement is sought in equity or at law) (the “Bankruptcy and Equity Exceptions”). Assuming the due authorization, execution and delivery by the Purchaser Parties and each of their respective Affiliates that will be a party to an Ancillary Agreement, each Ancillary Agreement to which an Affiliate of Seller will be a party will constitute the valid and binding obligation of each such Affiliate, enforceable against such Affiliate in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

Section 3.3    Organization, Qualification and Authority of the Acquired Companies.
(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Iowa. The Company Subsidiary is a limited liability company duly incorporated, validly existing and in good standing under the laws of the State of Iowa. Each of the Acquired Companies (i) has all requisite corporate or limited liability company power and authority to own, lease or otherwise hold its assets and to carry on its business as currently conducted and (ii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except, in the case of clause (ii) above, where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b)    Seller has made available to the Purchaser Parties as of the date hereof copies of the Articles of Incorporation and By-Laws of the Company and the Certificate of Organization and Limited Liability Company Agreement of the Company Subsidiary.

Section 3.4    Capital Structure; Ownership of the Acquired Companies.
(a)    The authorized capital stock of the Company consists of 2,500 shares of common stock, par value $1,500 per share, of which 2,000 shares are issued and outstanding. The shares of common stock to be acquired by the Purchaser Parties pursuant to Section 2.1(a) are the only shares of capital stock of, or other equity or voting interest in, the Company issued and outstanding. The Member Interest is the only equity or voting interest in the Company Subsidiary issued and outstanding. The Shares and the Member Interest have been duly authorized and validly issued and are fully paid and non-assessable. Except for this Agreement, there are no preemptive or other outstanding rights, options, warrants, subscriptions, puts, calls, conversion rights or agreements or commitments of any character relating to the authorized and issued, unissued or treasury shares of capital stock, or other equity or voting interests, of either Acquired Company. The Shares and the Member Interest have not been issued in violation of any preemptive rights, applicable Laws or the Acquired Companies' respective organizational documents. Neither Acquired Company has any debt securities outstanding that have voting rights or are exercisable or convertible into, or exchangeable or redeemable for, or that give any Person a right to subscribe for or acquire, capital stock or any other security of that Acquired Company. There are no obligations, contingent or otherwise, to repurchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any Shares or Member Interest. There are no shares of capital stock or other equity or voting interests of either Acquired Company reserved for issuance.
(b)    Seller owns all of the Shares, and the Company owns all of the member interest in the Company Subsidiary (the “Member Interest”), in each case of record and beneficially, free and clear of all Encumbrances (other than restrictions on transfer imposed by federal and state insurance and securities Laws). Neither Acquired Company has any Subsidiaries (other than, in the case of the Company, the Company Subsidiary) and, except for Investment Assets, neither Acquired Company owns, directly or indirectly, any capital stock or other equity or voting interest of any Person, has any direct or indirect equity or ownership interest in any business or is a member of or participant in any partnership, joint venture or other entity (other than, in the case of the Company, the Company Subsidiary).

Section 3.5    Governmental Filings and Consents. Except as may result from any facts or circumstances relating to the identity or regulatory status of the Purchaser Parties or any of their respective Affiliates, no consents, authorizations or approvals of, waivers from or filings or registrations with, any Governmental Authority are required to be made or obtained at or prior to the Closing by Seller or any of its Affiliates (including either Acquired Company) in connection with the execution, delivery or performance by Seller of this Agreement or by Seller or any of its Affiliates (including either Acquired Company) of any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby, except for (a) the matters set forth on Section 3.5 of the Seller Disclosure Schedule and (b) consents, authorizations, approvals, waivers, filings or registrations the failure of which to make with or obtain from the applicable Governmental Authorities would not materially impair the ability of (i) the Acquired Companies to conduct their business and operations following the Closing or (ii) the Acquired Companies or Seller and its Affiliates to perform their respective obligations under the Ancillary Agreements.

Section 3.6    No Violations. Subject to the making of the filings and registrations and receipt of the consents, authorizations, approvals and waivers referred to in Section 3.5 and the expiration of related waiting periods, except as may result from any facts or circumstances relating to the identity or regulatory status of the Purchaser Parties or any of their respective Affiliates, the execution, delivery and performance of this Agreement by Seller and the Ancillary Agreements by Seller and its Affiliates (including either Acquired Company) party thereto and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with, constitute a breach or violation of, or a default under, or give rise to any Encumbrance (other than Permitted Encumbrances) or any acceleration of remedies, penalty, increase in benefit payable or right of termination, unilateral modification, suspension, revocation or cancellation under, or forfeiture of, or result in or constitute a circumstance which, with or without notice or lapse of time or both would constitute any of the foregoing under, as applicable, any Governmental Authorization or any Contract of Seller, or such Affiliate or either Acquired Company, (b) violate any applicable Law or Governmental Order applicable to Seller, any such Affiliate or either Acquired Company or any of their respective assets or properties or (c) constitute a breach or violation of, or a default under, the organizational documents of Seller, any such Affiliate or either Acquired Company, in the case of clauses (a) and (b) above, except as would not be material to the Acquired Companies taken as a whole.

Section 3.7    Financial and Statutory Statements; No Undisclosed Liabilities.
(a)    Seller has made available to the Purchaser Parties as of the date hereof copies of (i) the audited consolidated balance sheets of the Company as of December 31, 2010, December 31, 2009 and December 31, 2008 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the fiscal years then ended and (ii) the unaudited consolidated balance sheets of the Company as of June 30, 2011 and March 31, 2011 and the related consolidated statements of operations for the fiscal quarters then ended (the financial statements described in clauses (i) and (ii) being, collectively, the “Financial Statements”). Subject to the notes thereto, the Financial Statements (A) were derived from and consistent with the Books and Records, (B) were prepared, in all material respects, in accordance with GAAP consistently applied during the periods involved and (C) present fairly, in all material respects, the consolidated financial position and results of operations and, in the case of the Financial Statements described in clause (i) of this Section 3.7(a), changes in stockholders' equity and cash flows of the Company as of the respective dates and for the respective periods referred to in the Financial Statements, subject to, in the case of the Financial Statements described in clause (ii) of this Section 3.7(a), normal year-end adjustments and the absence of notes thereto.
(b)    The Company has timely filed all required annual and quarterly statutory financial statements with the applicable Governmental Authorities for the years ended December 31, 2010, 2009 and 2008. Seller has made available to the Purchaser Parties as of the date hereof copies of (i) the audited annual statutory financial statements of the Company as of and for the years ended December 31, 2010, 2009 and 2008 (the “Annual Statutory Financial Statements”), and (ii) the unaudited quarterly statutory financial statements of the Company as of and for the quarterly periods ended June 30, 2011 and March 31, 2011 (collectively with the Annual Statutory Financial Statements, the “Statutory Financial Statements”). Subject to the notes thereto, the Statutory Financial Statements (A) were derived from and consistent with the Books and Records, (B) were prepared, in all material respects, in accordance with all applicable Laws and SAP consistently applied during the periods involved and (C) present fairly, in all material respects, the statutory financial position and the statutory results of operations, capital and surplus of the Company as of the respective dates and for the respective periods referred to in the Statutory Financial Statements, subject to normal year-end adjustments.
(c)    Section 3.7(c)(i) of the Seller Disclosure Schedule sets forth a list of all permitted accounting practices granted by the Department in writing and utilized in the preparation of the Statutory Financial Statements. Section 3.7(c)(ii) of the Seller Disclosure Schedule sets forth a list of all deficiencies or required adjustments with respect to the Statutory Financial Statements that have been asserted by any applicable Governmental Authority since December 31, 2008, and each such deficiency or adjustment has been cured or otherwise resolved to the satisfaction of such Governmental Authority.
(d)    Except for those Liabilities (i) that are reflected or reserved against in the Annual Statutory Financial Statements, (ii) incurred in the Ordinary Course of Business since December 31, 2010 or (iii) incurred by or on behalf of an Acquired Company in connection with this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, the Acquired

Companies have no Liabilities that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(e)    Seller has established and maintains internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements of the Acquired Companies for external purposes in accordance with GAAP and applicable Law. Seller does not have, and has not had at any time since December 31, 2008, any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that (i) have not been remedied prior to the date of this Agreement and (ii) are reasonably likely to adversely affect Seller's ability to record, process, summarize and report financial information of the Acquired Companies.

Section 3.8    Absence of Certain Changes. Except to the extent arising out of or relating to the transactions contemplated by this Agreement and the Ancillary Agreements, since December 31, 2010 through the date hereof, (a) the business of the Acquired Companies has been operated in all material respects in the Ordinary Course of Business, (b) there has not been a Company Material Adverse Effect and (c) neither of the Acquired Companies has taken any action that, if taken after the date hereof and prior to the Closing Date, would require the Purchaser Parties' consent pursuant to Sections 5.2(y)(a), (b), (c), (e), (f), (g), (h), (i), (j), (k), (m), (o) or (p).

Section 3.9    Litigation; Governmental Orders.
(a)    As of the date hereof, except as would not be material to the Acquired Companies taken as a whole, there is no Action pending or, to the Knowledge of Seller, threatened in writing against (i) either Acquired Company or its business or any of its properties or assets (other than ordinary course litigation in connection with Insurance Contracts) or (ii) Seller or any of its Affiliates (other than the Acquired Companies) or any of their respective properties or assets, in each case, solely to the extent related to the business of the Acquired Companies.
(b)    As of the date hereof, neither Acquired Company is a party or subject to any Governmental Order applicable to that Acquired Company, its business or any of its properties or assets other than any Governmental Order that is generally applicable to all Persons in a business similar to that of the Acquired Companies.

Section 3.10    Taxes.
(a)    (i) All material Tax Returns required to be filed by or with respect to the Acquired Companies have been timely filed, (ii) all such Tax Returns were true, correct and complete in all material respects and (iii) all Taxes shown as due on such Tax Returns have been timely paid.
(b)    There are no audits, claims or assessments regarding material Taxes asserted in writing pending against or with respect to the Acquired Companies as of the date hereof.
(c)    Neither any Acquired Company nor Seller has received any written notice asserting any material Tax liability by or with respect to the Acquired Companies that has not been satisfied by payment, settled or withdrawn.
(d)    To the Knowledge of Seller, no claim has ever been asserted by a Governmental Authority in a jurisdiction in which Tax Returns are not filed by or on behalf of an Acquired Company that such Acquired Company is or may be subject to Taxes or a Tax Return filing requirement by such jurisdiction.
(e)    Neither any Acquired Company nor Seller has consented to the extension of time (which extension has not expired) in which any material Tax may be assessed on or collected from or with respect to any Acquired Company by any Governmental Authority.
(f)    There are no material liens for Taxes on the assets of either of the Acquired Companies other than Permitted Encumbrances.
(g)    Neither of the Acquired Companies has agreed, or is required, to make any material adjustment under Section 481 of the Code or any similar provision of state, local or foreign income Tax law or will be required to include in a taxable period ending after the Closing Date any material amounts of taxable income attributable to income that accrued in a taxable period ending on or before the Closing Date but was not recognized in any taxable period ending on or before the Closing Date as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting, Treasury Regulations Section 1.1502-13, or Section 381 of the Code or any comparable provision of state, local or foreign income Tax law.
(h)    Except for agreements entered into in the Ordinary Course of Business, neither of the Acquired Companies is subject to any agreement or legal requirement for the sharing of material Taxes or obligated to indemnify any other Person for material Taxes pursuant to any agreement or legal requirement, which agreement or legal requirement will remain in effect after the Closing Date.
(i)    Neither of the Acquired Companies has entered into any material agreement or arrangement with any Governmental Authority with regard to Tax liability of the Acquired Companies affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.
(j)    The charges, accruals and reserves for Taxes with respect to the Acquired Companies reflected on the Books and Records as of December 31, 2010 (excluding any provision for deferred income Taxes reflecting either differences between the treatment of items for accounting and income Tax purposes or carryforwards) are adequate to cover material Tax liabilities accruing through such date, and since December 31, 2010, neither of the Acquired Companies has engaged in any material transaction, or taken any other material action, other than in the Ordinary Course of Business, that would affect such charges, accruals or reserves for Taxes.
(k)    Throughout the period that the Acquired Companies have been owned by Seller or an Affiliate of Seller, neither of the Acquired Companies has been a member of an affiliated, consolidated, combined or unitary group for Tax purposes other than one of which Seller was the common parent.
(l)    All Insurance Contracts issued by the Company meet all definitional or other requirements for qualification under the Code Section applicable (or intended to be applicable) to such Insurance Contracts, including the following: (i) each life insurance contract meets the requirements of Section 101(f), 817(h) or 7702 of the Code, as applicable; (ii) no life insurance contract is a “modified endowment contract” within the meaning of Section 7702A of the Code unless and to the extent that the holders of the policies have been notified of its classification; (iii) each annuity contract qualifies as an annuity under federal Tax law; (iv) each annuity contract meets the requirements of, and has been administered consistently with, Sections 817(h) and 72 of the Code, including Section 72(s) of the Code (except for those contracts specifically excluded from such requirement pursuant to Section 72(s)(5) of the Code); (v) each annuity contract intended to qualify under Section 130, 403(a), 403(b) or 408(b) of the Code contains all provisions required for qualification under such Section of the Code; (vi) each annuity contract marketed as, or in connection with, plans that are intended to qualify under Section 401, 403, 408 or 457 of the Code complies with the requirements of such Section; and (vii) the Company has not entered into any agreement or is involved in any discussions or negotiations and there are no audits, examinations, investigations or other proceedings with the IRS with respect to the failure of any life insurance contract to meet the requirements of Section 7702 or 817(h) of the Code or the failure of any annuity contract to meet the requirements of Section 72(s) of the Code. There are no “hold harmless” indemnification agreements respecting the tax qualification or treatment of any product or plan sold, issued, entered into or administered by the Company.
Notwithstanding any other representation or warranty in this Article III, the representations and warranties in this Section 3.10 and in Section 3.11 constitute the sole and exclusive representations and warranties of Seller with respect to or relating to Taxes of or with respect to the Acquired Companies.
Section 3.11    Employee Benefits.

(a)    Section 3.11(a) of the Seller Disclosure Schedule sets forth a list of each employee benefit plan (as such term is defined in Section 3(3) of ERISA, whether or not such plans are subject to ERISA) and each other plan, program or policy providing for equity-based compensation, bonuses, incentive compensation, retention, termination, severance, change in control or fringe benefits, that is sponsored, maintained or contributed to by Seller or any of its ERISA Affiliates immediately prior to the Closing for the benefit of any Current Employee, or in which any Current Employee or beneficiary of any Current Employee otherwise participates immediately prior to the Closing, as well as any employment agreement between Seller or any of its ERISA Affiliates and any Current Employee (collectively, the “Benefit Plans”), in each case, that is material. No Benefit Plan is maintained by any of the Acquired Companies. Seller has made available to the Purchaser Parties as of the date hereof copies of each material Benefit Plan, as amended to the date hereof, as well as any IRS determination letter with respect to any material Benefit Plan intended to be qualified under Section 401(a) of the Code.
(b)    Each material Benefit Plan has been operated and administered in all material respects, in accordance with its terms and with all applicable Laws, and to the Knowledge of Seller, no event has occurred and there exists no condition or set of circumstances that would give rise to any liability under the terms of such Benefit Plans, ERISA, the Code or any other applicable Law that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(c)    Each material Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code and, to the Knowledge of Seller, there are no circumstances reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.
(d)    Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate had, prior to the effectiveness of the Pension Protection Act of 2006, an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, nor, either prior to or after the effectiveness of the Pension Protection Act of 2006, failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA. No Acquired Company nor any ERISA Affiliate has incurred any liability with respect to a Pension Plan under Title IV of ERISA (other than with respect to routine claims for benefits or Pension Benefit Guaranty Corporation premiums paid in the Ordinary Course of Business). No material Benefit Plan is a multiemployer plan as defined in Section 3(37) of ERISA.
(e)    There are no claims pending or, to the Knowledge of Seller, threatened in writing by or on behalf of any Benefit Plan, by any Person covered thereby or otherwise, which would individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(f)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with subsequent events, will, except as provided in Section 5.5, (i) entitle any Current Employee to any payments (including severance pay or any increase in severance pay or other compensation upon any termination of employment after the date hereof) for which any Acquired Company or any of the Purchaser Parties would reasonably be expected to have any liability, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans for which any Acquired Company or any of the Purchaser Parties would reasonably be expected to have any liability or (iii) result in payments under any of the Benefit Plans that would not be deductible by the Acquired Companies or any of the Purchaser Parties by reason of application of Section 280G of the Code.

Section 3.12    Compliance with Laws; Governmental Authorizations.

(a)    Since December 31, 2008, neither Acquired Company (i) has been in violation of any applicable material Law in any material respect or (ii) has received any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of such Acquired Company to comply with, any applicable material Law.
(b)    Since December 31, 2008, (i) each Acquired Company has held and maintained in full force and effect all material Governmental Authorizations required to own or lease its assets and properties and conduct its business in the manner and in all such jurisdictions as it has been and is currently conducted, (ii) each Acquired Company has been in compliance with all material Governmental Authorizations in all material respects and (iii) neither Acquired Company has received any written notice from any Governmental Authority regarding any actual or alleged material violation of, or material failure on the part of such Acquired Company to comply with, any term or requirement of any material Governmental Authorization. Seller has made available to the Purchaser Parties as of the date hereof a list of the jurisdictions in which the Company is licensed to write insurance and the types of insurance and other products that it is licensed to write in each such jurisdiction and, as of the date hereof, each such license is valid and not suspended. The Company is not “commercially domiciled” under the Law of any jurisdiction.
(c)    Seller has made available to the Purchaser Parties as of the date hereof copies of any final written reports reflecting the results of any financial examinations or market conduct examinations of the Company conducted by any insurance regulatory authority since December 31, 2008 and, in any event, the most recent financial examination and market conduct examination reports of the Company from the Department.
(d)    All material FBAR Reports required to be filed by the Acquired Companies have been timely filed, and all such FBAR Reports were true, correct and complete in all material respects.

Section 3.13    Intellectual Property.
(a)    Section 3.13(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, a list of (i) all the Trademarks, copyrights and patents owned by either Acquired Company that is the subject of a registration or pending application and (ii) all material Software owned by either Acquired Company (collectively, the “Owned Intellectual Property”). Other than the Seller Marks, there are no unregistered Trademarks owned by Seller that are used in, and material to, the conduct of the business of an Acquired Company as it is conducted as of the date hereof. The Acquired Companies own exclusively all right, title and interest in and to the Owned Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances. To the Knowledge of Seller, all such registered Owned Intellectual Property is subsisting.
(b)    Neither of the Acquired Companies has any obligation to provide any compensation to any Person for the use of any material Intellectual Property that is used in the business of an Acquired Company as it is conducted as of the date hereof (excluding commercially available, off-the-shelf Software that is licensed by either Acquired Company under a “click wrap,” “shrink wrap” or similar license agreement for aggregate license fees under such Contract of less than $100,000).
(c)    To the Knowledge of Seller, the conduct of the business of each Acquired Company as conducted as of the date hereof does not infringe upon, misappropriate, dilute or otherwise violate the Intellectual Property rights of any third party. Neither Acquired Company has received any written notice of any alleged breach, infringement, misappropriation or dilution or other violation by either Acquired Company of the Intellectual Property rights of any third party, and, to the Knowledge of Seller, no such claim is pending and not resolved. To the Knowledge of Seller, as of the date hereof, no third party is breaching, infringing upon, misappropriating or otherwise violating any material Intellectual Property owned by either Acquired Company and no such claims have been made or threatened by either Acquired Company or Seller.
(d)    The Administration Software, together with the items listed in

Section 3.13(d)(i) of the Seller Disclosure Schedule, constitutes all of the hardware and Software (other than hardware and Software used to provide standard network infrastructure and operating environments) necessary for the Acquired Companies to administer, process and service insurance claims and policies of the Acquired Companies, including maintaining an inventory of policies from initial premium receipt through periodic interest accumulations and withdrawal and providing data feeds to systems performing actuarial valuations and accounting functions, in the manner as conducted in all material respects as such activities were conducted on the date hereof. Section 3.13(d)(ii) of the Seller Disclosure Schedule sets forth a list of those components of the Administration Software developed by Seller that contain open source Software, including software governed by an “open source” license (such as the GNU Public License or Mozilla Public License). Immediately following the Closing, provided that the assignments described in Section 6.2(d) have been effected, the Company (A) will possess all right, title and interest in and to the Administration Software (other than the SEG System, as defined in Section 1.1(a) of the Seller Disclosure Schedule), free and clear of all Encumbrances (except for Permitted Encumbrances), and (B) will have the right to continue use of the Administration Software as used in the business of the Company on the date hereof, free and clear of all Encumbrances (except for Permitted Encumbrances).

Section 3.14    Material Contracts.
(a)    Section 3.14(a) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of any Contract to which either Acquired Company is a party or to which any of its assets are subject or that is entered into for its benefit by Seller or any of its Subsidiaries that meets any of the following criteria and is not an Insurance Contract, Agent Contract or Intercompany Agreement (each, a “Material Contract”):
(i)    requires expenditures by an Acquired Company involving consideration in excess of $100,000 in any twelve (12)-month period;
(ii)    provides for payments to be received by an Acquired Company in excess of $100,000 in any twelve (12)-month period;
(iii)    relates to the incurrence by an Acquired Company of any Indebtedness in excess of $25,000 individually or $150,000 in the aggregate;
(iv)    relates to the acquisition or disposition by an Acquired Company of any material assets or any material business (whether by merger, sale or purchase of stock, sale or purchase of assets or otherwise) to the extent any actual or contingent material obligations of the Acquired Company thereunder remain in effect, other than transactions involving Investment Assets;
(v)    grants a right of first refusal or first offer or similar right or materially restricts or limits an Acquired Company's, or, following the Closing, any of its Affiliates', ability to freely engage in any business, compete with other entities, compete in any geographic region, market any product or solicit employees or customers, provides for “exclusivity” or any similar requirement or includes a “most favored nation” provision, in each case in favor of any Person other than the subject Acquired Company;
(vi)    contains guarantees or keep-wells made or supported by either Acquired Company;
(vii)    has a Governmental Authority as a party thereto and is a written Contract and is binding on an Acquired Company (excluding Governmental Orders and Governmental Authorizations);
(viii)    is a Lease;
(ix)    relates to the license to or from an Acquired Company of any material Intellectual Property, excluding commercially available, off-the-shelf Software that is licensed by either Acquired Company under a “click wrap,” “shrink wrap” or similar license agreement for aggregate license fees under such Contract of less than $100,000;
(x)    contains a license to any Software that is Administration Software; or

(xi)    is an obligation to enter into any of the foregoing.
(b)    With respect to each Material Contract, assuming the due authorization, execution and delivery thereof by the other party or parties thereto, (i) each Material Contract is a valid and binding obligation of the applicable Acquired Company and, to the Knowledge of Seller, as of the date hereof, each other party or parties thereto, in accordance with its terms and is in full force and effect, subject to the Bankruptcy and Equity Exceptions, (ii) the applicable Acquired Company or Seller or any of its Subsidiaries, as applicable, is not, and, to the Knowledge of Seller, no other party thereto is in material default in the performance, observance or fulfillment of any material obligation, covenant or condition contained in each of the Material Contracts and (iii) to the Knowledge of Seller, as of the date hereof, no circumstances exist that would, with or without notice or lapse of time or both, constitute a material default or material breach under any Material Contract.
(c)    Copies of each Material Contract have been made available to the Purchaser Parties as of the date hereof.

Section 3.15    Assets; Real Property.
(a)    Each Acquired Company has good title to, or a valid and binding leasehold or other interest in, all material personal property and other assets (other than the Investment Assets) reflected on its most recent balance sheet contained in the Financial Statements or thereafter acquired by such Acquired Company, except for property or other assets sold or otherwise disposed of since December 31, 2010 in the Ordinary Course of Business, free and clear of all Encumbrances, except Permitted Encumbrances. This Section 3.15(a) does not relate to Intellectual Property, which is solely the subject of Section 3.13.
(b)    Throughout the period that the Acquired Companies have been owned by Seller, neither Acquired Company has owned any real property other than real property acquired by foreclosure or similar proceedings. Section 3.15(b) of the Seller Disclosure Schedule sets forth a list, as of the date of this Agreement, of the real property that each Acquired Company has taken possession of by means of foreclosure or similar proceedings and that has not subsequently been sold or otherwise disposed of by an Acquired Company.
(c)    Section 3.15(c) of the Seller Disclosure Schedule sets forth a list, as of the date of this Agreement, of any lease, sublease or occupancy agreement for real property that is primarily used in the conduct of the business of the Acquired Companies (any such lease, sublease or occupancy agreement being herein referred to as a “Lease”). Neither of the Acquired Companies (i) owes any brokerage commissions or finders' fees with respect to any Lease or (ii) has subleased, licensed or otherwise granted any Person the right to use or occupy any Lease or any material portion thereof.

Section 3.16    Finders' Fees. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, whose fees will be paid by Seller, there is no investment banker, broker, financial adviser, finder or other intermediary who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, based on arrangements made by or on behalf of Seller, either Acquired Company or any of their respective Affiliates.

Section 3.17    Insurance Contracts; Underwriting.
(a)    All policy and contract forms on which the Company has issued Insurance Contracts and which are currently being used by the Company or were used by the Company for business which is still in force and all amendments and applications pertaining thereto have and, to the Knowledge of Seller, all marketing materials, brochures, illustrations and certificates pertaining thereto have, to the extent required by applicable Law, been approved by all applicable Governmental Authorities or filed with and not objected to by such Governmental Authorities within the period provided by applicable Law for objection. All Insurance Contracts and all such policy and contract forms, amendments and applications and, to the Knowledge of Seller, all such marketing materials, brochures, illustrations and certificates, comply with, and have been administered in accordance with, applicable Law in all material respects. Any rates with respect to Insurance Contracts to the extent required to be filed with or approved by any Governmental Authority have been so filed or approved and the rates used by the Company conform thereto in all material respects.
(b)    Since December 31, 2008, all benefits claimed by, or paid, payable or credited to, any Person under any Insurance Contract have been paid or credited (or provision as required under SAP for payment thereof has been made) in accordance with the terms of the applicable Insurance Contract in all material respects, and such payments, credits or provisions were not delinquent and were paid and credited (or will be paid or credited) without fines or penalties (excluding interest), except for any such claim for benefits for which there is a good faith basis to contest payment.
(c)    Except for regular periodic assessments in the Ordinary Course of Business, assessments based on developments that are publicly known within the insurance industry or such assessments as would not, individually or in the aggregate, be material to the Acquired Companies taken as a whole, no claim or assessment against the Company is pending or, to the Knowledge of Seller, threatened against the Company, by any state insurance guaranty association in connection with such association's fund relating to insolvent insurers, and the Company has not, since December 31, 2008, received written notice of any such claim or assessment.

Section 3.18    Reinsurance. Section 3.18 of the Seller Disclosure Schedule sets forth a list, as of the date of this Agreement, of all material treaties and agreements of assumed and ceded reinsurance of the Company under which there remains any outstanding liability or reinsurance recoverable (such treaties and agreements, and any amendments thereof, other than those related to the Retained Insurance Policies, the “Reinsurance Agreements”). Copies of each Reinsurance Agreement (including any amendments thereof) have been made available to the Purchaser Parties as of the date hereof. The Reinsurance Agreements are in full force and effect in accordance with their terms, subject to the Bankruptcy and Equity Exceptions. The Company has not breached any material provision of any Reinsurance Agreement or failed to meet the underwriting standards required for any business reinsured thereunder. To the Knowledge of Seller, no other party to any Reinsurance Agreement is in material default thereunder and no other party to any Reinsurance Agreement is the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding. Since December 31, 2008 through the date of this Agreement, neither Seller nor any of its Affiliates has received any written notice to the effect that the financial condition of any other party to any Reinsurance Agreement is impaired with the result that a material default thereunder may reasonably be anticipated, whether or not such default may be cured by the operation of any offset clause in such agreement.

Section 3.19    Actuarial Appraisal. Seller has made available to the Purchaser Parties a copy of the Milliman, Inc. report titled “Actuarial Appraisal of EquiTrust Life Insurance Company as of September 30, 2010,” dated March 15, 2011 (the “Actuarial Appraisal”), subject to the terms of an acknowledgment and release letter by and between Milliman, Inc. (“Milliman”) and Guggenheim Investment Management, LLC. The information and data furnished by the Company to Milliman in connection with the preparation of the Actuarial Appraisal was accurate in all material respects for the periods covered by the Actuarial Appraisal. The Actuarial Appraisal was based upon an inventory of Insurance Contracts in force that, at the relevant time of preparation, was complete and accurate in all material respects. Without limiting Section 9.7(c), the representations and warranties set forth in this Section 3.19 constitute the sole and exclusive representations and warranties of Seller with respect to or relating to the reserves of the Company.

Section 3.20    Agents.
(a)    Since December 31, 2008, the Company has implemented and followed in all material respects programs and policies designed to provide reasonable assurance that each agent of the Company who wrote Insurance Contracts (each, an “Agent”) at the time of writing any Insurance Contract (or within any permitted grace period), to the extent required by applicable Law,

Governmental Authorization or Contract, was duly appointed by the Company to act as an Agent and was duly licensed or registered as an Agent (for the type of Insurance Contracts written, sold or produced by such Agent), in each case, in the particular jurisdiction in which such Agent wrote such Insurance Contract. To the Knowledge of Seller, no Agent is in material violation, or since December 31, 2008 has been in material violation, of any Law applicable to the type of Insurance Contracts written, sold or produced by such Agent.
(b)    Seller has made available to the Purchaser Parties as of the date hereof copies of the standard forms of contracts that govern the basic relationship between the Company and Agents (each such contract between the Company and an Agent, an “Agent Contract”), and no Agent Contract between the Company and any of its Key Agents contains any deviations from such forms of contracts that would be material to the Company. Except for the Agent Contracts, there are no agreements with the Company providing for compensation or indemnification of Agents or the provision of financing (whether in form of contract loans or otherwise) to Agents that are material to the Company.
(c)    As of the date hereof, there are no outstanding (i) disputes with Agents concerning material amounts of commissions or other incentive compensation, (ii) material errors and omissions claims against any Agent (to the Knowledge of Seller) or (iii) material amounts owed by any Agent to the Company.
(d)    The manner in which the Company compensates Agents involved in the sale or servicing of Insurance Contracts is in compliance with applicable Law in all material respects.

Section 3.21    Investment Assets. Seller has made available to the Purchaser Parties as of the date hereof a list of the Investment Assets as of June 30, 2011. The Company holds valid title to all Investment Assets free and clear of all Encumbrances other than Permitted Encumbrances.

Section 3.22    Labor Matters.
(a)    Seller has made available to the Purchaser Parties as of the date hereof a list of Current Employees that sets forth, with respect to each individual listed, the following information: (i) name; (ii) title or position; (iii) date of commencement of service; (iv) whether full-time or part-time and whether exempt or non-exempt; (v) base wages or salaries as of the date hereof, and if applicable, bonus or incentive pay for the twelve (12) month period ended December 31, 2010; and (vi) if absent from active employment, the date such absence commenced, the reason for such absence and, if known, the anticipated date of return to active status or service.
(b)    Neither Acquired Company is a party to, or bound by, any agreement with respect to the Current Employees with any labor union or any other employee organization, group or association organized for purposes of collective bargaining. Since December 31, 2008, neither Acquired Company has been subject to any labor strikes, lockouts, organized work slowdowns or organized work stoppages, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board by any labor union to organize any Current Employee. Throughout the period that the Acquired Companies have been owned by Seller, neither Acquired Company has had any employees.
(c)    Seller has made available as of the date hereof to the Purchaser Parties the job titles of any former employee of Seller located at 7100 Westown Parkway, Des Moines, Iowa 50266 who has suffered an “employment loss” (as defined by the Worker Adjustment and Retraining Notification Act (“WARN Laws”) or any similar applicable Law) within the ninety (90) days preceding the date of this Agreement, and copies of any notifications sent to applicable parties under WARN Laws.

Section 3.23    Intercompany Agreements. Section 3.23 of the Seller Disclosure Schedule sets forth a list of all Intercompany Agreements in effect as of the date hereof.

Section 3.24    Rating Agencies. As of the close of business on the Business Day immediately preceding the date of this Agreement, the Company has been assigned a financial strength rating of “B+” by A.M. Best and “A-” by Standard and Poor's.

Section 3.25    Sufficiency of Assets. Immediately following the Closing, after giving effect to those transfers and assignments pursuant to Sections 5.6(a), 5.6(b) and 5.10 and the Transition Services Agreement, the Purchaser Parties (including through the Acquired Companies) will own or have the right to use pursuant to Contracts (including this Agreement and the Ancillary Agreements) (or, in the case of Intellectual Property, pursuant to principles of fair use under applicable Law if and to the extent such principles permit such use without a Contract), all of the assets, rights, properties and Intellectual Property that are necessary to conduct the business of the Acquired Companies in all material respects as conducted on the date of this Agreement.

Section 3.26    Privacy. The Acquired Companies have implemented and followed in all material respects security programs and policies containing technical and organizational measures designed to reasonably protect and safeguard Personal Data. Neither Acquired Company, nor to the Knowledge of Seller, any third party service provider working on behalf of an Acquired Company, has had a breach, security incident or unauthorized access, disclosure, use or loss of any Personal Data at any time since December 31, 2008 that required either Acquired Company to notify individuals or any Governmental Authority or to take any other action as required by any Privacy Law.

Section 3.27    Plan Assets. Since December 31, 2008, (a) the Company has not held, and the Company Subsidiary has not been an entity deemed to have held, “plan assets” within the meaning of U.S. Department of Labor regulations located at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”), or Section 401(c) of ERISA and the regulations promulgated thereunder and (b) neither the Company nor the Company Subsidiary has (i) provided investment management or consulting services or been a service provider, in each case, to a “benefit plan investor” within the meaning of the Plan Asset Regulations nor (ii) sponsored, managed or advised a pooled investment vehicle.

ARTICLE IV

Representations and Warranties of the Purchaser Parties
Except as set forth on the Purchaser Disclosure Schedule (subject to Section 9.9), each of the Purchaser Parties represents and warrants to Seller as to itself only and, in the case of references to its Affiliates, as to its Affiliates (other than any such Affiliates that are Purchaser Parties), as follows:
Section 4.1    Organization and Authority. Each of GPFT Holdco and Acorn Holdco is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. GLAC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of the Purchaser Parties has all requisite limited liability company or corporate power and authority, as applicable, to execute and deliver this Agreement and each Ancillary Agreement to which it will be a party and to perform its obligations hereunder and thereunder.

Section 4.2    Binding Effect. The execution and delivery by each of the Purchaser Parties of this Agreement and each Ancillary Agreement to which such Purchaser Party will be a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by all requisite limited liability company or corporate action, as applicable, on the part of each Purchaser Party and no additional limited liability company or corporate proceedings, as applicable, on the part of each Purchaser Party or any of its securityholders are necessary to approve or authorize, as applicable, this Agreement or any Ancillary

Agreement, the performance of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby. The execution and delivery of each Ancillary Agreement by each Affiliate of the Purchaser Parties that will be a party thereto, the performance of each such Affiliate's obligations thereunder and the consummation of the transactions contemplated thereby will be, as of the Closing, duly and validly approved by all requisite corporate action or other action on the part of each such Affiliate and, as of the Closing, no additional corporate or other proceedings on the part of any such Affiliate or any of its securityholders will be necessary to approve or authorize, as applicable, any Ancillary Agreement to which such Affiliate will be a party, the performance of such Affiliate's obligations thereunder or the consummation of the transactions contemplated thereby. Assuming the due authorization, execution and delivery by Seller and each of its Affiliates that will be a party to an Ancillary Agreement, this Agreement constitutes, and each Ancillary Agreement to which a Purchaser Party will be a party will constitute, the valid and binding obligation of such Purchaser Party, enforceable against such Purchaser Party in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. Assuming the due authorization, execution and delivery by Seller and each of its Affiliates that will be a party to an Ancillary Agreement, each Ancillary Agreement to which an Affiliate of the Purchaser Parties will be a party will constitute the valid and binding obligation of each such Affiliate, enforceable against such Affiliate in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

Section 4.3    Governmental Filings and Consents. No consents, authorizations or approvals of, waivers from or filings or registrations with, any Governmental Authority are required to be made or obtained at or prior to the Closing by the Purchaser Parties or any of their respective Affiliates in connection with the execution, delivery or performance by the Purchaser Parties or any of their respective Affiliates of this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby, except for the matters set forth on Section 4.3 of the Purchaser Disclosure Schedule.

Section 4.4    No Violations. Subject to the making of the filings and registrations and receipt of the consents, authorizations, approvals and waivers referred to in Section 4.3 and the expiration of related waiting periods, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Purchaser Parties and their respective Affiliates and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with, constitute a breach or violation of, or a default under, or give rise to any Encumbrance (other than Permitted Encumbrances) or any acceleration of remedies, penalty, increase in benefit payable or right of termination, unilateral modification, suspension, revocation or cancellation under, or forfeiture of, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, as applicable, any Governmental Authorization or Contract of the Purchaser Parties, (b) violate any applicable Law or Governmental Order applicable to the Purchaser Parties or any of their assets or properties or (c) constitute a breach or violation of, or a default under, the organizational documents of the Purchaser Parties or any of their respective Affiliates, in the case of clauses (a) and (b) above, except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.5    Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, since December 31, 2008, none of the Purchaser Parties (a) has been in violation of any applicable Law and (b) has not received any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure on the part of the Purchaser Parties to comply with, any applicable Law that has not been remedied.

Section 4.6    Purchaser Party Impediments. There are no outstanding Governmental Orders against the Purchaser Parties or any of their respective Affiliates and, to the knowledge of the Purchaser Parties there are no facts or circumstances relating to the Purchaser Parties or any of their respective Affiliates, in either case that would reasonably be expected to materially impair or delay the ability of the Purchaser Parties or any of their respective Affiliates to promptly obtain Required Approvals or perform their respective obligations under this Agreement and the Ancillary Agreements.

Section 4.7    Finders' Fees. There is no investment banker, broker, financial advisor, finder or other intermediary who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, based on arrangements made by or on behalf of the Purchaser Parties or any of their respective Affiliates.

Section 4.8    Financial Ability. The Purchaser Parties, taken together, have the financial ability to consummate the transactions contemplated hereby, including to pay the Closing Purchase Price at the Closing. Without limiting the foregoing, Acorn Holdco holds as of the date hereof solely in its own name (or in the name of a nominee or custodian that is not an Affiliate of a Purchaser Party), free and clear of any Encumbrances (other than Encumbrances of the type described in clause (h) of the definition of Permitted Encumbrances), cash and Eligible Investments with a value as of the date hereof of at least $352,500,000 (such assets, together with any additional assets comprising the Acorn Assets Amount, the “Acorn Assets”) in one or more separate accounts with nationally recognized financial institutions (the “Acorn Assets Accounts”). Except as set forth in this Agreement, there are no restrictions on the ability of Acorn Holdco to withdraw, transfer or otherwise instruct the applicable financial institution to dispose of Acorn Assets in the Acorn Assets Accounts, and no other Person is authorized or otherwise has the ability to withdraw, transfer or otherwise instruct the applicable financial institution to dispose of Acorn Assets in the Acorn Assets Accounts.

Section 4.9    Purchase for Own Account.
(a)    Each of the Purchaser Parties is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the Securities Act.
(b)    The Purchaser Parties are acquiring the Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of selling the Shares in violation of the Securities Act or any applicable state securities laws or distributing the Shares. The Purchaser Parties agree that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under such Laws.
(c)    The Purchaser Parties are able to bear the economic risk of holding the Shares for an indefinite period, including a complete loss of their investment in the Shares, and have knowledge and experience in financial and business matters such that they are capable of evaluating the risks of an investment in the Shares.

Section 4.10    Acorn Holdco. Acorn Holdco was formed under the laws of the State of Delaware on July 20, 2011. Since the time of its formation through the date hereof, Acorn Holdco has not engaged in any activity other than activities incidental to or in contemplation of the execution or performance in accordance with their terms of this Agreement and the Ancillary Agreements to which it will be a party. As of the date hereof, Acorn Holdco does not have any Indebtedness. Acorn Holdco is a controlled Affiliate of GPFT Holdco.

Section 4.11    Section 338(h)(10) Eligibility. Acorn Holdco will be eligible under Tax law to join with Seller in making an election under Section 338(h)(10) of the Code and the Treasury Regulations promulgated thereunder with respect to the purchase and sale of the Shares pursuant to this Agreement, and to take any and all other actions necessary to effect and preserve such election.

ARTICLE V

COVENANTS

Section 5.1     Access; Confidentiality.
(a)    Prior to the Closing, Seller shall permit the Purchaser Parties and their representatives to have reasonable access, during regular business hours and upon reasonable advance notice to Seller, to the properties, appropriate key personnel and Books and Records of the Acquired Companies (including by providing to the Purchaser Parties at their request copies of all required annual and quarterly statutory financial statements filed with the Department following the filing thereof) and, to the extent relating solely to the Acquired Companies, properties, appropriate key personnel and books and records of Seller and its Subsidiaries, to the extent not prohibited by applicable Law or Seller's or the Acquired Companies' privacy policies (as may be amended or modified from time to time), for any reasonable purpose relating to this Agreement; provided that any Books and Records or other information that is subject to an attorney-client or other legal privilege or obligation of confidentiality or non-disclosure shall not be made so accessible. In exercising its rights hereunder, the Purchaser Parties shall conduct themselves so as not to unreasonably interfere in the conduct of Seller's or the Acquired Companies' business.
(b)    (i) The Purchaser Parties acknowledge that the information and access provided to it pursuant to Section 5.1(a) shall be subject to the terms and conditions of the Confidentiality Agreement. As of the Closing, the Purchaser Parties' obligations under the Confidentiality Agreement related to (i) non-use, non-disclosure and return or destruction of “Evaluation Material” (as defined in the Confidentiality Agreement) to the extent related to the Acquired Companies shall terminate and (ii) non-solicitation and any applicable non-hire provisions shall terminate with respect to the Transferred Employees. All other provisions of the Confidentiality Agreement shall remain in full force and effect in accordance with their terms.
(ii)    From and after the Closing, all proprietary or confidential information that pertains to the Acquired Companies and that is in the possession of Seller or its Affiliates prior to the Closing shall be kept confidential by Seller, except (A) pursuant to any Governmental Order, as required in any Action, or as otherwise required by applicable Law, (B) for information that is or becomes generally available to the public other than as a result of a breach of this Section 5.1(b)(ii), (C) to the extent that such information is, following the Closing, acquired by Seller or its Subsidiaries on a non-confidential basis other than as a result of a breach of this Section 5.1(b)(ii)), (D) information that is disclosed following receipt of the written consent of the Purchaser Parties to such disclosure being made or (E) to enforce its rights and remedies under this Agreement. This Section 5.1(b)(ii) is not intended to restrict the ability of Seller or any of its Affiliates to engage in any business activity that is or may in the future become competitive with any of the businesses conducted or that may be conducted by the Purchaser Parties or any of their respective Affiliates (including, following the Closing, the Acquired Companies).
(c)    Following the Closing Date, without limiting the obligations of the Purchaser Parties to provide access pursuant to Section 2.3(b), to the extent not prohibited by applicable Law or the Acquired Companies' privacy policies (as may be amended or modified from time to time post-Closing), the Purchaser Parties shall (i) permit Seller and its Subsidiaries, during regular business hours and upon reasonable advance notice to the Purchaser Parties, through their representatives, the right to examine and make copies of the Books and Records and otherwise reasonably cooperate with Seller and its Subsidiaries, including by making Transferred Employees with relevant knowledge of the applicable matter available upon reasonable request, for the purpose of preparing or examining Seller's and its Subsidiaries' regulatory and Tax filings and financial statements and the conduct of any third party litigation or dispute resolution (not involving the Purchaser Parties or any of their respective Affiliates), or regulatory dispute, whether pending or threatened, concerning the business of the Acquired Companies prior to the Closing; provided that any Books and Records or other information that is subject to an attorney-client or other legal privilege or obligation of confidentiality or non-disclosure shall not be made so accessible (provided that in any such event the Purchaser Parties shall notify Seller in reasonable detail of the circumstances giving rise to any such privilege or obligation and use commercially reasonable efforts to seek to permit disclosure of such information, to the extent possible, in a manner consistent with such privilege or obligation), and (ii) maintain the Books and Records for the foregoing examination and copying for a period of not less than ten (10) years following the Closing Date. Access to the Books and Records shall be at Seller's sole cost and expense and may not unreasonably interfere with the conduct of the Purchaser Parties' or any of their respective Affiliates' businesses.
(d)    Following the Closing Date, to the extent not prohibited by applicable Law or Seller's privacy policies (as may be amended or modified from time to time post-Closing), Seller shall (i) permit the Purchaser Parties and the Acquired Companies, during regular business hours and upon reasonable advance notice to Seller, through their representatives, the right to examine and make copies of the Seller Books and Records and otherwise reasonably cooperate with the Purchaser Parties and the Acquired Companies, including by making employees of Seller or its Subsidiaries with relevant knowledge of the applicable matter available upon reasonable request, for the purpose of preparing or examining the Acquired Companies' regulatory and Tax filings and financial statements and the conduct of any third party litigation or dispute resolution (not involving Seller or any of its Affiliates), or regulatory dispute, whether pending or threatened, concerning the business of the Acquired Companies prior to the Closing; provided that any Seller Books and Records or other information that is subject to an attorney-client or other legal privilege or obligation of confidentiality or non-disclosure shall not be made so accessible (provided that in any such event Seller shall notify the Purchaser Parties in reasonable detail of the circumstances giving rise to any such privilege or obligation and use commercially reasonable efforts to seek to permit disclosure of such information, to the extent possible, in a manner consistent with such privilege or obligation), and (ii) maintain the Seller Books and Records for the foregoing examination and copying for a period of not less than ten (10) years following the Closing Date. Access to the Seller Books and Records shall be at the Purchaser Parties' sole cost and expense and may not unreasonably interfere with the conduct of Seller's or its Subsidiaries' businesses.
(e)    Effective at the Closing, Seller hereby assigns to the Purchaser Parties the right under the Seller Confidentiality Agreements to enforce the non-use, non-disclosure and return or destruction of Evaluation Material (as such term is defined in the Seller Confidentiality Agreements) to the extent related to the Acquired Companies and the non-solicitation and any applicable non-hire provisions with respect to the Transferred Employees, in each case, for the benefit of the Acquired Companies; provided that Seller retains all other rights and remedies thereunder. Seller expressly disclaims any representation or warranty as to the enforceability of any of the assigned provisions.

Section 5.2    Conduct of Business. During the period from the date of this Agreement until the Closing or earlier termination of this Agreement, except as required or permitted by the provisions of this Agreement or in contemplation of the execution or performance in accordance with their terms of the Ancillary Agreements, as set forth on Section 5.2 of the Seller Disclosure Schedule, as required by applicable Law or Governmental Order or with the prior written consent of the Purchaser Parties (which consent shall not be unreasonably withheld, delayed or conditioned after taking into account the Purchaser Parties' plan for the Acquired Companies), Seller shall: (x) cause the Acquired Companies to conduct their business in the Ordinary Course of Business; (y) cause each Acquired Company to not:
(a)    declare, set aside or pay any dividend or distribution (in cash, stock or otherwise) on any shares of its capital stock or other equity interest or purchase, redeem or repurchase any shares of its capital stock or other equity interest;
(b)    issue, sell, pledge, transfer, dispose of or encumber any shares of its capital stock or other equity interest or securities exercisable or convertible into, or exchangeable or redeemable for, any such shares or other equity interest, or any rights, warrants, options, calls or commitments to acquire any such shares or other equity interest;
(c)    split, combine, subdivide or reclassify any of its capital stock or other equity interest;
(d)    (i) incur any Indebtedness (other than Intercompany Indebtedness) in excess of $150,000 in the aggregate; provided that (A) any Intercompany Indebtedness shall be on substantially similar terms to any Intercompany Indebtedness incurred prior to the date of this Agreement and (B) no Indebtedness shall be incurred under the agreements set forth as items 1 and 2 on Section 3.14(a)(iii) of the Seller Disclosure Schedule or similar arrangements; or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than investments of Investment Assets made in the Ordinary Course of Business in accordance with its investment policies;
(e)    amend its organizational documents;
(f)    modify or amend in any material respect or terminate any of the Material Contracts or waive, release or assign any material rights or claims thereunder or enter into any Contract which would, if entered into prior to the date hereof, have been a Material Contract;
(g)    modify or amend in any material respect or terminate any of the Reinsurance Agreements or waive, release or assign any material rights or claims thereunder or enter into any Contract which would, if entered into prior to the date hereof, have been a Reinsurance Agreement;
(h)    voluntarily adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a dissolution, rehabilitation, consolidation, restructuring, recapitalization or other reorganization;
(i)    make any material change in its underwriting, reinsurance, claims administration, pricing, reserving or accounting practices or policies, except as required by GAAP or SAP or changes in the interpretation or enforcement thereof;
(j)    acquire or dispose of (i) by merger, consolidation or acquisition or disposition of stock or other equity interest or of assets, any Person or business or division thereof or (ii) any material assets or properties, in each case other than investments made in the Ordinary Course of Business in accordance with its investment policies;
(k)    pay, settle, release or forgive any Action or waive any right thereto other than for amounts less than the individual and aggregate amounts set forth on Section 5.2(y)(k) of the Seller Disclosure Schedule (in each case with respect to any Action, determined net of any insurance paid or payable to any Acquired Company prior to the Closing or reserves of any Acquired Company in respect of such Action) and on terms under which no Acquired Company admits a breach of law or contractual obligation and no limitation of any kind becomes applicable to the conduct of business of either Acquired Company, other than the settlement of claims in connection with Insurance Contracts in the Ordinary Course of Business;
(l)    (i) grant or provide any severance or termination payments or change in control payments or benefits to any Current Employee, (ii) other than to the extent provided in the Company's 2011 operating budget, a copy of which Seller has made available to the Purchaser Parties as of the date hereof, increase the compensation, bonus opportunity or other benefits of, or make any new equity awards to, any Current Employee or (iii) adopt or enter into any new Benefit Plan or employment agreement or amend any material Benefit Plan for the benefit of any Current Employee to the extent such adoption or amendment would create or increase any liability on the part of an Acquired Company following the Closing, other than liabilities to reimburse Seller for severance payments as provided in Section 5.5(j);
(m)    enter into a collective bargaining agreement;
(n)    and Seller shall not in respect of either Acquired Company, (i) make or change any material election in respect of Taxes, (ii) settle any material claim or assessment, or enter into any material closing agreement, in respect of Taxes, (iii) change any method of Tax accounting, (iv) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or (v) surrender any material right or claim to refund of Taxes;
(o)    undertake or commit to make any material capital expenditures;
(p)    change, modify or amend or, other than in the Ordinary Course of Business, waive, in each case in any material respect, any of its investment guidelines or policies;

(q)    fail to timely file with Governmental Authorities all required annual and quarterly statutory financial statements and other material insurance regulatory filings; or
(r)    enter into any Contract with respect to any of the foregoing; and
(z)    cause the Acquired Companies to comply with the investment guidelines set forth in Annex III attached hereto.
This Section 5.2 shall not apply to, and shall not require any act or omission by Seller in respect of, the Retained Insurance Policies or the business relating thereto.
Section 5.3    Reasonable Best Efforts; Regulatory Matters.
(a)    Subject to the terms and conditions of this Agreement, the Purchaser Parties and Seller agree to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement and the Ancillary Agreements, including using reasonable best efforts to (i) lift or rescind any injunction or restraining order or other Governmental Order adversely affecting the ability of the parties hereto to consummate the transactions contemplated hereby and thereby and (ii) defend any litigation or other proceeding seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby and thereby or seeking material damages; provided that in no event shall the Purchaser Parties or any of their respective Affiliates be required to provide or agree to provide a parent guaranty, keep-well agreement or similar support with respect to any Acquired Company or any Acquired Company's obligations after the Closing or be required to contribute or agree to contribute any amount of capital to either Acquired Company except to the extent that (A) the Purchaser Parties otherwise expressly commit to do so in their “Form A” filing with the Department or (B) the future plan section (including any business plan or projections) contained in the Purchaser Parties' “Form A” filing with the Department contemplates additional paid-in capital.
(b)    Subject to the terms and conditions of this Agreement, the Purchaser Parties and Seller shall, and shall cause their respective Affiliates to, use their reasonable best efforts to (i) take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements which may be imposed on such party or its Affiliates with respect to the transactions contemplated by this Agreement and the Ancillary Agreements and, subject to the conditions set forth in Article VI, to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and (ii) obtain (and to cooperate with the other party hereto to obtain) any consent, authorization, order or approval of, any exemption by, or any waiver from, any Governmental Authority and any consent or approval of, or waiver from, any third party under any Contract that is required to be obtained by the Purchaser Parties, Seller or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including the Required Approvals; provided that in no event shall the Purchaser Parties or any of their respective Affiliates be required to provide or agree to provide a parent guaranty, keep-well agreement or similar support with respect to any Acquired Company or any Acquired Company's obligations after the Closing or be required to contribute or agree to contribute any amount of capital to either Acquired Company except to the extent that (i) the Purchaser Parties otherwise expressly commit to do so in their “Form A” filing with the Department or (ii) the future plan section (including any business plan or projections) contained in the Purchaser Parties' “Form A” filing with the Department contemplates additional paid-in capital. With respect to the consents, authorizations, orders, approvals, exemptions and waivers contemplated by the immediately preceding sentence, (A) the Purchaser Parties, on the one hand, and Seller, on the other hand, shall bear the fees required to be paid by the filing party in connection with the respective filings to be made by each such party with any Governmental Authority, (B) Seller shall bear the fees associated with obtaining any consent, approval or waiver required to assign to the Company the Contracts set forth as items 1, 2 and 3 on Section 5.10(b)(ii) of the Seller Disclosure Schedule and (C) except as provided by clause (B) above, the Purchaser Parties, on the one hand, and Seller, on the other hand, shall bear equally the fees associated with obtaining any other consents, approvals or waivers from any third parties under any Contracts whether or not the Closing occurs (provided that with respect to this clause (C), Seller shall only seek to obtain a particular consent, approval or waiver after the Purchaser Parties shall have confirmed in writing that they desire that Seller seek such consent, approval or waiver); provided, however, each party hereto shall bear its own legal and other advisory fees related to the matters set forth in the foregoing clauses (A), (B) and (C). None of the Purchaser Parties nor Seller shall take or cause to be taken an action that it is aware or reasonably should be aware would have the effect of delaying, impairing or impeding in any material respect the receipt of any consent, authorization, order or approval of, any exemption by, or any waiver from, any Governmental Authority, including any Required Approvals.
(c)    Without limiting the generality of the foregoing, (i) the Purchaser Parties and, if requested by the Department, any Affiliate of the Purchaser Parties, will make a “Form A” filing and any similar filing required by the Department within twenty-five (25) days from the date hereof with the Department and (ii) the parties hereto shall promptly (but in any event within twenty-five (25) days from the date hereof) make all other filings or submissions required with respect to other Required Approvals.
(d)    The Purchaser Parties and Seller shall have the right to review in advance, and to the extent practicable each will consult the other on and give due consideration to any comments reasonably proposed by the other, in each case subject to applicable Law, any filing made with, or written materials submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement or any Ancillary Agreement. The parties hereto agree that they will consult with each other with respect to the obtaining of all applications, filings, registrations, notifications, permits, consents, approvals, waivers and authorizations of all Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement or any Ancillary Agreement and each party hereto will keep the others apprised of the status of such matters. The party hereto responsible for any such action shall promptly deliver to the other parties hereto evidence of the filing or making of all applications, filings, registrations, notifications, permits, consents, approvals, waivers and authorizations relating thereto, and any supplement, amendment or item of additional information in connection therewith.
(e)    The Purchaser Parties and Seller shall (i) furnish each other upon reasonable request and, upon request, any Governmental Authority, any information or documentation concerning themselves, their respective Affiliates, directors, officers, securityholders and financing sources and the transactions contemplated hereunder or under the Ancillary Agreements and such other matters as may be so requested, and (ii) make available their respective personnel and advisers to each other upon reasonable request and, upon request, any Governmental Authority, in connection with (A) the preparation of any statement, filing, notice or application made by or on their behalf to, or (B) any review or approval process by, any Governmental Authority in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.
(f)    The Purchaser Parties and Seller shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including promptly furnishing each other copies thereof, and shall promptly advise each other when any such communication causes such party hereto to believe that there is a reasonable likelihood that any Required Approval will not be obtained or that the receipt of any such approval will be materially delayed or conditioned.
(g)    Except with respect to Taxes, none of the Purchaser Parties, on the one hand, or Seller or either Acquired Company, on the other hand, shall participate or permit any of their officers or any other representatives or agents to participate in any live or telephonic meeting with any Governmental Authority in respect of any filings, approval process, investigation or other inquiry (other than (i) for routine or ministerial matters or (ii) communications by the Purchaser Parties or any of their respective Affiliates with applicable Governmental Authorities in its jurisdiction of domicile (other than the Department); provided that the Purchaser Parties notify Seller promptly of any such meeting and of the material matters discussed thereat) relating to the transactions contemplated by this Agreement or the Ancillary Agreements unless it consults with the other parties hereto in advance and, to the extent permitted by Law or by such Governmental Authority, gives the other parties hereto the opportunity to attend and participate thereat.
(h)    Nothing contained in this Section 5.3 shall require a party hereto to disclose to the other parties hereto (i) confidential personal or financial information of any of its directors, officers, partners or Affiliates or (ii) any information that would violate any Law relating to the sharing of information between competitors.
(i)    As may be requested by the Purchaser Parties in writing, Seller shall, and shall cause the Company to, provide reasonable cooperation and assistance to the Purchaser Parties and their counsel with respect to, and, at the written direction of the Purchaser Parties, file with the Department, “Form D” filings with respect to proposed forms of agreements between the Company and Affiliates of the Purchaser Parties on the terms provided to Seller as of the date hereof; provided, however, that Seller shall not be required to, and shall not be required to cause the Company to, take any action that would interfere in any material respect with the operations of Seller and its Subsidiaries. Seller shall, and shall cause the Company to, promptly provide to the Purchaser Parties copies of any responses to such filings and reasonable cooperation and assistance to the Purchaser Parties regarding any information or document requests or follow-up inquiries from the Department in regards to such filings. Notwithstanding anything to the contrary in this Section 5.3(i), the effectiveness of all filings contemplated by this Section 5.3(i) shall be conditioned on the consummation of the Closing; provided, however, that the effectiveness of all such filings shall not be a condition to the Closing. The Purchaser Parties shall promptly reimburse Seller and its Subsidiaries for all of their out-of-pocket costs and expenses reasonably incurred in connection with the provisions of this Section 5.3(i) (other than costs of outside counsel). Unless requested by the Department, the Purchaser Parties shall not request that the Company file any “Form D” filing with the Department on or after November 30, 2011.

Section 5.4    Tax Matters.
(a)    Transfer Taxes. The Purchaser Parties shall be responsible for the timely payment of all Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. The Purchaser Parties shall prepare and file when due all necessary documentation and Tax Returns with respect to such Transfer Taxes and shall promptly provide Seller all such documentation and Tax Returns. Upon receipt of such documentation and Tax Returns, Seller shall promptly reimburse the Purchaser Parties for 50% of such Transfer Taxes.
(b)    Tax Returns. Except as otherwise provided in Section 5.4(a):

(i)    Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by or with respect to the Acquired Companies for taxable years or periods ending on or before the Closing Date. Seller shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practice in all material respects. Not later than thirty (30) days prior to the due date for filing of each such Tax Return (after taking into account extensions), Seller shall provide the Purchaser Parties with a draft copy of such Tax Return (in the case of Tax Returns required to be filed by an Acquired Company) or a draft copy of the portion of such Tax Return relating directly and solely to an Acquired Company (in the case of Tax Returns required to be filed with respect to an Acquired Company) for review and comment, and Seller shall include, in the Tax Return filed, all reasonable comments provided by the Purchaser Parties with respect to any such draft copy not later than five (5) days prior to such due date. Upon receipt of documentation from Seller setting forth the extent of such Taxes paid that are included in the Tax liabilities reflected or taken into account in the preparation of the

Closing Net Worth Statement or the adjustment to the Closing Purchase Price, if any, pursuant to Section 2.3, the Purchaser Parties shall promptly reimburse Seller for such Taxes.
(ii)    The Purchaser Parties shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by the Acquired Companies for taxable years or periods beginning on or before, and ending after, the Closing Date, and all “Separate Account Tax Returns” (as defined in the Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement and the Variable Annuity Business Coinsurance and Modified Coinsurance Agreement). The Purchaser Parties shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practice in all material respects. Not later than thirty (30) days prior to the due date for filing of each such Tax Return (after taking into account extensions), the Purchaser Parties shall provide Seller with a draft copy of such Tax Return for review and comment, and the Purchaser Parties shall include, in the Tax Return filed, all reasonable comments provided by Seller with respect to any such draft copy not later than five (5) days prior to such due date.
(iii)    None of the Purchaser Parties, Seller or an Acquired Company shall (i) withdraw, repudiate, amend, refile or otherwise modify, or cause or permit to be withdrawn, repudiated, amended, refiled or otherwise modified, any Tax Return filed by, (ii) make or change any material Tax election or any annual Tax accounting period with respect to, (iii) change any method of Tax accounting with respect to, (iv) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment with respect to or (v) surrender any material right or claim to refund of Taxes with respect to, an Acquired Company for any taxable year or period beginning on or before the Closing Date without the prior written consent of the other parties, which shall not be unreasonably withheld, conditioned or delayed.
(c)    Straddle Period Tax Liabilities.
(i)    Upon the written request of the Purchaser Parties setting forth in detail the computation of the amount owed, Seller shall pay to the Purchaser Parties, no later than three (3) days prior to the due date for the applicable Tax Return, the Taxes for which Seller is liable pursuant to Section 5.4(c)(ii) but which are payable with any Tax Return to be filed by the Purchaser Parties pursuant to Section 5.4(b)(ii), except to the extent such Taxes are included in the Tax liabilities reflected or taken into account in the preparation of the Closing Net Worth Statement or the adjustment to the Closing Purchase Price, if any, pursuant to Section 2.3.
(ii)    Where it is necessary for purposes of this Agreement to apportion between Seller and the Purchaser Parties the Taxes of an Acquired Company for a taxable year or period beginning on or before, and ending after, the Closing Date, such liability shall be apportioned between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.
(d)    Assistance and Cooperation. After the Closing Date, (i) the Purchaser Parties shall (and shall cause their respective Affiliates to) assist Seller in preparing any Tax Returns that Seller is responsible for preparing and filing in accordance with Section 5.4(b)(i), (ii) Seller shall (and shall cause its Affiliates to) assist the Purchaser Parties in preparing any Tax Returns that the Purchaser Parties are responsible for preparing and filing in accordance with Section 5.4(b)(ii) and (iii) the Purchaser Parties and Seller shall (and shall cause their respective Affiliates to) reasonably cooperate in preparing for any audits of, or disputes with any Governmental Authority regarding, any Tax Returns filed by either Acquired Company. Each of the Purchaser Parties, on the one hand, and Seller, on the other hand, shall reimburse the other for any reasonable costs and expenses incurred pursuant to this Section 5.4(d) in assisting or cooperating with the Purchaser Parties or Seller, as applicable.
(e)    Audits. The Purchaser Parties shall notify Seller regarding, and within ten (10) days after, the receipt by any Purchaser Party or Affiliate of any Purchaser Party (including the Acquired Companies) of notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes of an Acquired Company to the extent relating to any taxable year or period (or portion thereof) ending on or before the Closing Date, or to the extent relating to any “Separate Account Tax Return” (as defined in the Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement and the Variable Annuity Business Coinsurance and Modified Coinsurance Agreement). Notwithstanding anything to the contrary contained in Section 7.4(b), Seller shall control the resolution of any such inquiry, claim, assessment, audit or event. Seller shall not settle any such inquiry, claim, assessment, audit or event, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability of an Acquired Company, without the prior consent of the Purchaser Parties, which shall not be unreasonably withheld, conditioned or delayed. In the event that any such settlement or other changes in the Tax position of an Acquired Company pursuant to such claims, assessments, audits or events results in the imposition of or increase in any Taxes (or the reduction of any Tax benefit) of an Acquired Company or the Purchaser Parties for any taxable period or portion thereof beginning after the Closing Date, Seller shall indemnify the Purchaser Parties for any Losses resulting from such imposition, increase or reduction.
(f)    Carrybacks. Following the Closing Date, the Purchaser Parties shall, and shall cause each Acquired Company to, waive the right to carryback to any taxable year or period (or portion thereof) ending on or before the Closing Date any income tax losses, credits or similar items attributable to either Acquired Company.
(g)    Certain Actions. No Purchaser Party shall take, or cause or permit any other Person to take, any action that could directly (i) increase Seller's or any of its Affiliates' liability for Taxes or (ii) result in, or change the character of, any income or gain that must be reported on any Tax Return filed or to be filed by Seller or any of its Affiliates (including any Tax Return filed or required to be filed by either Acquired Company for a taxable year or period beginning on or before the Closing Date); provided that the Purchaser Parties shall not be prohibited from making or changing any Tax election, changing any method of Tax accounting, or changing any Tax position of an Acquired Company for any period beginning after the Closing Date; and provided further that the Purchaser Parties shall obtain the prior written consent of Seller (not to be unreasonably withheld, delayed or conditioned) with respect to any action described in the foregoing proviso that reasonably could be expected to affect the Taxes of Seller or any of its Affiliates.

(h)    Tax Refunds. Upon receipt, the Purchaser Parties shall promptly forward to Seller any refund, rebate, abatement, reduction or other recovery (whether direct or indirect through a right of set-off or credit) of Taxes of either Acquired Company, and any interest received thereon, with respect to any taxable year or period (or portion thereof) ending on or before the Closing Date, except to the extent that such amounts relate to any refund, rebate, abatement, reduction or other recovery of Taxes that are included in the Tax assets taken into account in the preparation of the Closing Net Worth Statement or the adjustment to the Closing Purchase Price, if any, pursuant to Section 2.3 (and in the event that such excepted amounts are received by Seller, Seller shall promptly forward such amounts to the Purchaser Parties).
(i)    Section 338(h)(10) Election.
(i)    Seller shall join with Acorn Holdco, and Acorn Holdco shall join with Seller, in timely making an election, and in taking any and all other actions necessary to effect and preserve such election, under Section 338(h)(10) of the Code and the Treasury Regulations promulgated thereunder and any corresponding elections under applicable foreign, state or local income Tax law (each a “Section 338(h)(10) Election”) with respect to the purchase and sale of the Shares pursuant to this Agreement. Seller and the Purchaser Parties shall mutually prepare all documents and forms as are required by applicable Tax law for effective Section 338(h)(10) Elections with respect to such sale of the Shares, which sale shall be treated as occurring on the Closing Date. None of Seller or any Purchaser Party shall take, or cause or permit any other Person to take, any action that causes any such Section 338(h)(10) Election to not be available to Seller or any Purchaser Party, or that causes any Section 338(h)(10) Election (or the effects thereof) to be revoked or otherwise no longer effective.
(ii)    Seller and the Purchaser Parties shall cooperate and jointly agree, on or prior to the date that is one hundred twenty (120) days prior to the last date for filing the earliest Section 338(h)(10) Election pursuant to Section 5.4(i)(i), on the general methodology to be used to determine the “Aggregate Deemed Sale Price” (“ADSP”) as defined in Treasury Regulation §1.338-4, the “Adjusted Grossed-Up Basis” (“AGUB”) as defined in Treasury Regulation §1.338-5, and how such ADSP and AGUB is to be allocated among the assets of the Acquired Companies pursuant to Treasury Regulation §§1.338-6, 1.338-7, and 1.338-11. Such cooperation shall include making available to each other such Tax data and other information as may be reasonably requested by the other party.  The Purchaser Parties shall, within thirty (30) days after such agreement, prepare a written notice (the “Allocation Notice”) in accordance with that agreement and deliver a draft of the IRS Forms 8023 and 8883, and all other required forms, to Seller (together with schedules thereto and supporting documentation). In the event that Seller and the Purchaser Parties are unable to resolve any disagreements regarding the ADSP, the AGUB, the Allocation Notice or other aspects of the draft IRS Forms 8023 and 8883 or other required forms as of the date that is sixty (60) days prior to the last date for filing the earliest Section 338(h)(10) Election pursuant to Section 5.4(i)(i), the matters in dispute shall be resolved as soon as practicable (but in no event later than the date that is twenty (20) days prior to the last date for filing the earliest Section 338(h)(10) Election pursuant to Section 5.4(i)(i)) pursuant to the provisions of Section 2.3(c) (insofar as such Section relates to determinations by the Independent Accountant), which resolution shall be final, binding and conclusive upon Seller and the Purchaser Parties without further appeal therefrom.  The parties hereto or their respective Affiliates shall timely execute the final IRS Forms 8023 and 8883 (and comparable forms required by applicable state, local or foreign income Tax law) and timely file the forms, and any required supplements thereto, in the manner prescribed by applicable Treasury Regulations or the corresponding provisions of applicable foreign, state or local income Tax law. Seller and the Purchaser Parties shall file all Tax Returns and report Taxes in a manner consistent with such final IRS Forms 8023 and 8883 (and comparable forms filed under applicable state, local or foreign income Tax law).
(iii)    Seller and the Purchaser Parties agree to allocate to the “Separate Account Assets” (as defined in the Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement and the Variable Annuity Business Coinsurance and Modified Coinsurance Agreement) the amount of ADSP and AGUB equal to the amount of liabilities reported for U.S. federal income Tax purposes with respect to the “Separate Accounts” (as defined in the Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement and the Variable Annuity Business Coinsurance and Modified Coinsurance Agreement), and Seller and the Purchaser Parties shall prepare and file all IRS Forms 8023 and 8883 consistently with such allocation, unless prohibited by applicable Law.

Section 5.5    Employee Matters.
(a)    The Purchaser Parties shall cause an Affiliate of the Purchaser Parties to make at-will offers of employment to the Current Employees set forth on a list provided to Seller by Purchaser as of the date hereof (the “Offered Employees”), which offers shall provide for base wages or salaries equal to the respective base wages or salaries specified for each such employee as in effect immediately prior to the Closing Date (and as previously provided in the employee information described in Section 3.22(a) and made available to the Purchaser Parties as of the date hereof, as the same may be modified prior to the Closing Date consistent with the limitations of Section 5.2(y)(l)) and benefits that are consistent with, and no less favorable than, those benefits provided to similarly situated employees of Guggenheim Partners and its Subsidiaries generally from time to time. Such offers shall be made to the Offered Employees as soon as practicable following the date hereof, shall be conditioned upon the Closing, and shall be for employment commencing at 11:59 p.m, Des Moines, Iowa time, on the Closing Date (such time, the “Offer Effective Time”); provided that, in the case of an employee (i) who is on short term disability leave, workers' compensation leave, or other authorized leave of absence as of the Closing Date, the offer of employment shall be for employment effective immediately after the date that such employee is first able to return to active employment or (ii) who continues employment with Seller following the Offer Effective Time as mutually agreed between Seller and the Purchaser Parties, the offer of employment shall be effective as of such employee's last day of work with Seller as mutually agreed between Seller and the Purchaser Parties (such date, in each case, the “Delayed Transfer Date”)). The offer to each Offered Employee shall be conditioned upon such Offered Employee (A) passing a background check in accordance with the standard employment practices of the Purchaser Parties and their respective Affiliates as described to Seller prior to the date hereof and (B) remaining employed by Seller or its Affiliates through the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be. Subject to the foregoing, those Offered Employees who accept an offer of employment as described above and become so employed as of the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be, shall be referred to herein as “Transferred Employees”. To the extent that an Offered Employee has accepted an offer of employment effective as of the Delayed Transfer Date, the Purchaser Parties shall promptly upon written request after the applicable Delayed Transfer Date reimburse Seller on an after-Tax basis for the expense of employment continuation from the Offer Effective Time through the applicable Delayed Transfer Date in accordance with the base wages or salaries specified for such Offered Employee in the employee information described in Section 3.22(a) and made available to the Purchaser Parties as of the date hereof, as the same may be modified prior to the Closing Date consistent with the limitations of Section 5.2(y)(l).
(b)    The Purchaser Parties and their respective Affiliates shall not communicate with any employee of Seller or its Affiliates without the prior written consent of Seller. The parties hereto shall mutually cooperate, and shall inform each other of the status and progress of, the process of coordinating and making the offers of employment to the Offered Employees. Without limiting the foregoing, the employment of Transferred Employees with Seller shall cease immediately prior to the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be, and Seller shall have the sole obligation to compensate the Transferred Employees for any vacation that has accrued but remains unused at the time of termination of employment with Seller and for which the Transferred Employees have a right to payment. Each party hereto shall, and shall cause its Affiliates to, comply with applicable Laws in all material respects in connection with this Section 5.5.
(c)    Neither the Purchaser Parties nor any of their respective Affiliates (including the Acquired Companies after the Closing) shall have any obligation for any payments or benefits under any Benefit Plan.
(d)    For a period of at least twelve (12) months following the Offer Effective Time, the Purchaser Parties shall, or cause any of their respective Affiliates to, provide each Transferred Employee base wages or salaries equal to the respective base wages or salaries specified for each such employee as of the Closing Date as specified in the employee information described in Section 3.22(a) and made available to the Purchaser Parties as of the date hereof (as the same may be modified after the date hereof and prior to the Closing consistent with the limitations of Section 5.2(y)(l)).
(e)    Notwithstanding any other provision hereof, nothing herein shall prevent the Purchaser Parties or any of their respective Affiliates from terminating any Transferred Employee following the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be, or amending or terminating any employee benefit plan in accordance with its terms.
(f)    The Purchaser Parties agree that for a period of not less than eighteen (18) months following the Offer Effective Time, they shall cause the Transferred Employees to be provided with severance benefits that are no less favorable than those set forth on Section 5.5(f) of the Seller Disclosure Schedule (and determined based on the employee information described in Section 3.22

(a) and made available to the Purchaser Parties as of the date hereof, as the same may be modified prior to the Closing Date consistent with the limitations of Section 5.2(y)(l)); provided that the Purchaser Parties shall not be obligated to provide severance benefits to any Transferred Employee who has voluntarily terminated his employment, whose employment was terminated for good cause or as a result of death or disability or who receives a comparable offer from an Affiliate of the Purchaser Parties.
(g)    The Purchaser Parties shall cause Transferred Employees to be given credit for purposes of determining vacation entitlement under the vacation policies of the Purchaser Parties and their respective Affiliates for all service recognized by Seller as set forth in the employee information described in Section 3.22(a) and made available to the Purchaser Parties as of the date hereof and through the Closing Date. It is understood that vacation entitlement with the Purchaser Parties or any of their respective Affiliates shall be prorated for the period worked with the Purchaser Parties or any of their respective Affiliates to the extent the Closing occurs during 2012.
(h)    As of the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be, all Transferred Employees shall cease to accrue further benefits under the Benefit Plans and policies sponsored or maintained by Seller and its Affiliates and shall commence participation in the employee benefit plans and policies sponsored or maintained by the Purchaser Parties and their respective Affiliates. The Purchaser Parties shall, or shall cause any of their respective Affiliates to, offer to the Transferred Employees coverage under a group health plan within the meaning of Section 4980B of the Code that is consistent with the group health plan coverage provided to similarly situated employees of Guggenheim Partners and its Subsidiaries. If, and to the maximum extent allowed by the applicable insurer without any extraordinary payments from the Purchaser Parties and their respective Affiliates, the Purchaser Parties shall request the insurers providing the group health plan benefits referred to in the prior sentence or other applicable welfare plan benefits to (i) waive any preexisting condition limitations otherwise applicable to Transferred Employees and their eligible dependents under any plan of the Purchaser Parties or any of their respective Affiliates that provides health benefits in which Transferred Employees may be eligible to participate following the Offer Effective Time, to the extent waived or satisfied with respect to such employees under the analogous Benefit Plan as of the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by Transferred Employees and their eligible dependents under the welfare benefit plans in which they participated immediately prior to the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be, during the portion of the calendar year prior to the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be, under the analogous welfare benefit plans of the Purchaser Parties or any of their respective Affiliates in which they are eligible to participate after the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be, for the year in which the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be, occurs and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Transferred Employee on or after the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be, in each case to the extent such Transferred Employee had satisfied any similar limitation or requirement under an analogous Benefit Plan prior to the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be. The Purchaser Parties shall permit each Transferred Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from Seller's 401(k) Plan, if any, to roll such eligible rollover distribution, including any associated loans, as part of any lump sum distribution into an account under a 401(k) savings plan maintained by the Purchaser Parties or any of their respective Affiliates in accordance with the terms of such plan.
(i)    Nothing in this Agreement shall be construed to confer on any Person, other than the parties hereto, their successors and permitted assigns, any right to enforce the provisions of this Section 5.5 or be construed as an amendment of any Benefit Plan or any employee benefit plan maintained by the Purchaser Parties or any of their respective Affiliates.

(j)    The Purchaser Parties shall indemnify the Seller Indemnified Parties from any Losses incurred by or asserted against any of the Seller Indemnified Parties to the extent resulting from the actions or omissions of the Purchaser Parties or any of its Affiliates in the solicitation, recruitment, failure to hire or hiring of the Current Employees, or the Purchaser Parties' or any of their respective Affiliates' failure to make an offer of employment as contemplated by this Section 5.5; provided that with respect to the foregoing sentence, the Purchaser Parties shall not be liable for any Losses resulting from the actions or omissions of Seller or any of its Affiliates except to the extent taken as directed by the Purchaser Parties or any of their respective Affiliates, expressly recognizing that the selection of Offered Employees from among the Current Employees was made solely by the Purchaser Parties. With respect to any Current Employee who does not become a Transferred Employee (A) because such employee is not an Offered Employee, (B) because such employee is an Offered Employee to whom the Purchaser Parties failed to extend an offer of employment consistent with the provisions of this Section 5.5 or (C) for any other reason in the Purchaser Parties' discretion, if Seller and its Subsidiaries pay severance to (x) in the case of any such Current Employee who renders services under the Transition Services Agreement, with respect to a termination of employment that occurs during the period within thirty (30) days after the termination in accordance with Section 10.2 of the Transition Services Agreement of the services under the Transition Services Agreement that such Current Employee renders, and (y) in the case of any other such Current Employee, with respect to a termination of employment that occurs within thirty (30) days after the Closing, the Purchaser Parties shall promptly, upon written request, reimburse Seller for any such severance paid to such Current Employee, up to a maximum amount for each such Current Employee determined in accordance with Section 5.5(f) of the Seller Disclosure Schedule (and determined based on the employee information described in Section 3.22(a) and made available to the Purchaser Parties as of the date hereof, as the same may be modified prior to the Closing Date consistent with the limitations of Section 5.2(y)(l)). Seller shall have no liability or responsibility for, and the Purchaser Parties and their respective Affiliates, as the case may be, shall have sole liability and responsibility for, any and all severance and other employment termination obligations for Transferred Employees that arise in connection with the employment of Transferred Employees by the Purchaser Parties and their respective Affiliates on or after the Offer Effective Time or (with respect to affected employees) as of the Delayed Transfer Date, as the case may be.
(k)    Seller shall indemnify the Purchaser Indemnified Parties from any Losses incurred by or asserted against any of the Purchaser Indemnified Parties by any employee or former employee of Seller, to the extent resulting from the actions or omissions of Seller or any of its Affiliates in the identification of the Current Employees.

Section 5.6    Transfers of Intellectual Property; Use of Names and Marks.
(a)    All Intellectual Property designated on Section 5.6(a) of the Seller Disclosure Schedule shall be transferred by the applicable Acquired Company to Seller or one of its Affiliates prior to the Closing, free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)    All Intellectual Property designated on Section 5.6(b) of the Seller Disclosure Schedule shall be transferred by Seller or one of its Affiliates to an Acquired Company prior to the Closing, free and clear of all Encumbrances (other than Permitted Encumbrances).
(c)    Except as set forth in this Section 5.6(c), (i) no later than the ninetieth (90th) day following the Closing, the Purchaser Parties shall cause each Acquired Company to cease use in all respects (including replacing or removing from signage, advertising materials and other materials) of the Trademarks owned by Seller or its Affiliates, including those set forth on Section 5.6(c) of the Seller Disclosure Schedule, or any Trademarks derivative thereof or confusingly similar thereto (collectively, the “Seller Marks”), and (ii) no later than the fifth Business Day following the Closing, the Purchaser Parties shall cause each Acquired Company to make the necessary filings with the appropriate Governmental Authorities to remove the Seller Marks from the business names used by each Acquired Company. Notwithstanding the foregoing, the Acquired Companies shall, for a period of one-hundred eighty (180) days after the Closing, be entitled to use any of the Acquired Companies' existing stationery, business forms, packaging, containers and other materials on which the Seller Marks appear as of the Closing (collectively, the “Seller Branded Materials”) for the sole purpose of depleting such inventory existing at Closing; provided that neither the Purchaser Parties nor the Acquired Companies shall use any Seller Branded Materials after such one-hundred eighty (180)-day period, unless the Purchaser Parties or the Acquired Companies have obscured, removed or obliterated all such Seller Marks from the Seller Branded Materials to the prior satisfaction of Seller. The Purchaser Parties' use of the Seller Marks as described in this Section 5.6(c) is subject to the following limitations: (A) neither the Purchaser Parties nor the Acquired Companies shall develop new materials bearing the Seller Marks; and (B) all use of the Seller Branded Materials shall be consistent with past practice and of at least the same quality as the use of such Seller Branded Materials by Seller prior to the Closing. Notwithstanding anything to the contrary in the foregoing, the Purchaser Parties and the Acquired Companies shall also be entitled to refer to the name of Seller or its Affiliates indefinitely as required by applicable Law, or as reasonably necessary in regulatory filings, or otherwise in a non-promotional manner solely for purposes of historical reference.
(d)    Except as set forth in this Section 5.6(d), (i) no later than the ninetieth (90th) day following the Closing, Seller shall, and shall cause its Affiliates (other than EMS) to, cease use in all respects (including replacing or removing from signage, advertising materials and other materials) of the Trademarks owned by the Acquired Companies, including those set forth on Section 5.6(d) of the Seller Disclosure Schedule, or any Trademarks derivative thereof or confusingly similar thereto (collectively, the “Acquired Company Marks”), and (ii) no later than the fifth Business Day following the Closing, Seller shall, and shall cause its Affiliates (other than EMS) to, make the necessary filings with the appropriate Governmental Authorities to remove the Acquired Company Marks from the business names used by Seller or its Affiliates (other than EMS). Notwithstanding the foregoing, Seller and its Affiliates (other than EMS) shall, for a period of one-hundred eighty (180) days after the Closing, be entitled to use any existing stationery, business forms, packaging, containers and other materials on which the Acquired Company Marks appear as of the Closing (collectively, the “Acquired Company Branded Materials”) for the sole purpose of depleting such inventory existing at Closing; provided that neither Seller nor its Affiliates (other than EMS) shall use any Acquired Company Branded Materials after such one-hundred eighty (180)-day period, unless Seller or its Affiliates (other than EMS) have obscured, removed or obliterated all such Acquired Company Marks from the Acquired Company Branded Materials to the prior satisfaction of the Purchaser Parties. EMS shall, for a period beginning at the Closing and ending one-hundred eighty (180) days after the last of the prospectuses for funds managed by EMS is first amended after the Closing, be entitled to use the Acquired Company Marks in its trade name, in applicable filings with Governmental Authorities and in all Acquired Company Branded Materials; provided that EMS may not use any such Acquired Company Branded Materials after such period, unless EMS has obscured, removed or obliterated all such Acquired Company Marks from such Acquired Company Branded Materials to the prior satisfaction of the Purchaser Parties. Seller's and its Affiliates' use (including EMS' use) of the Acquired Company Marks as described in this Section 5.6(d) is subject to the following limitations: (A) neither Seller nor its Affiliates (including EMS) shall develop new materials bearing the Acquired Company Marks; and (B) all use of the Acquired Company Branded Materials shall be consistent with past practice and of at least the same quality as the use of such Acquired Company Branded Materials by the Acquired Companies prior to the Closing. Notwithstanding anything to the contrary in the foregoing, Seller and its Affiliates (including EMS) shall also be entitled to refer to the name of the Acquired Companies indefinitely as required by applicable Law, or as reasonably necessary in regulatory filings, or otherwise in a non-promotional manner solely for purposes of historical reference.

Section 5.7    Intercompany Agreements and Accounts. Except as otherwise provided in this Agreement or set forth on Section 5.7 of the Seller Disclosure Schedule, and excluding the Ancillary Agreements:
(a)    all Intercompany Agreements shall be terminated and discharged without any further liability or obligation thereunder and deemed to be void and of no further force and effect, effective immediately prior to the Closing; and

(b)    Seller shall, and shall cause its Affiliates to, take such action and make such payments as may be necessary so that as of immediately prior to the Closing, the Acquired Companies, on the one hand, and Seller and its Affiliates (other than the Acquired Companies), on the other hand, settle, discharge, offset, pay, repay, terminate or extinguish in full all Intercompany Accounts.

Section 5.8    Further Assurances. At any time from and after the Closing Date, Seller and the Purchaser Parties shall, and the Purchaser Parties shall cause the Acquired Companies (or their successors) to, promptly execute, acknowledge and deliver any additional documents, instruments or conveyances reasonably requested by Seller or the Purchaser Parties, as the case may be, and necessary for Seller or the Purchaser Parties, as the case may be, to satisfy their respective obligations hereunder.

Section 5.9    Resignations. Seller shall use commercially reasonable efforts to cause the officers and directors of each of the Acquired Companies (excluding the officers of the Acquired Companies set forth on Section 5.9 of the Purchaser Disclosure Schedule who are Transferred Employees) to execute and deliver written resignations and releases substantially in the form of Exhibit 10 attached hereto, effective as of the Closing (the “Resignations”).

Section 5.10    Transfer of Assets.
(a)    Prior to the Closing, Seller shall or shall cause its Affiliates to transfer free and clear of all Encumbrances, except Permitted Encumbrances, to the extent necessary to ensure that they are in the possession of Seller or its Affiliates (other than the Acquired Companies) at the Closing, and in addition to the transfers pursuant to Section 5.6(a): (i) the operating assets used in the business of Seller or an Affiliate of Seller (other than the Acquired Companies) listed in Section 5.10(a)(i) of the Seller Disclosure Schedule; and (ii) the Contracts to which an Acquired Company is a party listed on Section 5.10(a)(ii) of the Seller Disclosure Schedule.
(b)    Prior to the Closing, Seller shall or shall cause its Affiliates to transfer free and clear of all Encumbrances, except Permitted Encumbrances, to the extent necessary to ensure that they are in the possession of the Acquired Companies at the Closing, and in addition to the transfers pursuant to Section 5.6(b): (i) the operating assets used in the business of the Acquired Companies listed in Section 5.10(b)(i) of the Seller Disclosure Schedule; and (ii) the Contracts to which Seller or an Affiliate of Seller (other than the Acquired Companies) is a party listed on Section 5.10(b)(ii) of the Seller Disclosure Schedule.
(c)    At or prior to the Closing, Seller shall cause the Company, the Company Subsidiary, the Affiliated Reinsurer and 5400 Holdings, LLC to enter into the Assignment of Loans and Real Estate Assets Agreement and the other related documents contemplated thereby substantially in the forms set forth in Exhibit 11 attached hereto and subject to any modifications that may be required under applicable Law of the jurisdictions in which the real estate assets the subject of such documentation are located (the “Assignment of Loans and Real Estate Assets Agreement”), to perform their respective obligations thereunder to be performed at or prior to the Closing and to consummate the transactions contemplated thereby to be consummated at or prior to the Closing. The parties hereto acknowledge and agree that they have participated jointly in the negotiation and drafting of the Assignment of Loans and Real Estate Assets Agreement.
(d)    Subject to the obligations of the parties hereto under Section 5.3(b), Seller shall and shall cause its Affiliates to use their reasonable best efforts to obtain any consent, approval or waiver required to assign or otherwise transfer to the Company at or prior to the Closing the benefits and burdens of the Contracts set forth as items 3 and 4 on Section 3.14(a)(iii) of the Seller Disclosure Schedule to the extent related to assets located at 7100 Westown Parkway, Des Moines, Iowa 50266 or other property used in the conduct of business of the Acquired Companies as of the date hereof. In the event that such consent, approval or waiver cannot be obtained, Seller shall, and shall cause its Affiliates to, take such steps as may be reasonably necessary to assure that such assets and properties or substantially equivalent assets and properties will be made available to the Acquired Companies following the Closing and all obligations related thereto will be assumed by the Company from and after the Closing.
(e)    At or prior to the Closing, Seller shall cause the Company to grant Seller and its Affiliates a perpetual, irrevocable, worldwide, fully-paid, non-assessable, non-exclusive right and license to use the column design included in the Trademarks assigned to an Acquired Company pursuant to Section 5.6(b) in connection with Seller's and its Affiliates' communications with their respective shareholders, public filings, regulatory filings, communications with vendors and other third Persons substantially in the  manner as such column design is used by Seller and its Affiliates prior to the Closing. Seller and its Affiliates may sublicense this right solely to third Persons that facilitate the activities described in the foregoing sentence. All products and services offered by Seller and its Affiliates following the Closing in connection with such column design shall be of substantially the same quality as the products and services offered by Seller and its Affiliates prior to the Closing.
(f)    Upon the Purchaser Parties' request, Seller shall provide the Purchaser Parties with copies of the documentation that gives effect to the transfers contemplated by this Section 5.10.

Section 5.11    Insurance. The Purchaser Parties acknowledge and agree that all insurance coverage for the Acquired Companies under policies of Seller and its Affiliates shall terminate as of the Closing.

Section 5.12    Independent Marketing Organization Restrictions. For a period of one (1) year commencing on the Closing Date, Seller agrees that neither Seller nor any of its Subsidiaries (excluding the Affiliated Reinsurer and any other “Farm Bureau”-branded Subsidiary of Seller), whether formed or acquired before, on or after the Closing Date, shall, without the written consent of the Purchaser Parties, enter into any Contract with an independent marketing organization set forth on Section 5.12 of the Seller Disclosure Schedule, to distribute any fixed, indexed or payout annuities in the United States, excluding the Retained Insurance Policies and the business relating thereto.

Section 5.13    Non-Solicitation. For a period of two (2) years commencing on the Closing Date, neither Seller nor any of its Subsidiaries may directly or indirectly employ or solicit to employ any Transferred Employee in any capacity whatsoever without the express written consent of the Purchaser Parties; provided, however, that the restrictions set forth in this Section 5.13 shall not (a) apply to any Transferred Employee following the date that is three (3) months after such Transferred Employee's employment by the Purchaser Parties and/or any of their respective Affiliates has terminated (provided that any such Transferred Employee who voluntarily terminates his employment with the Purchaser Parties and/or any of their respective Affiliates was not prior thereto solicited by Seller in violation of this Section 5.13) or (b) prohibit general, non-targeted solicitations of individuals whether or not such individuals are (or were at any time) Transferred Employees or the hiring of such individuals who respond to such solicitations.

Section 5.14    Notification Regarding HSR Act Exemption. In the event Seller or any of the Purchaser Parties takes any action which is, or becomes aware of any facts or circumstances which are, reasonably likely to result in the exemption from premerger notification reporting requirements under the HSR Act pursuant to Section 7A(c)(1) of the Clayton Act not being applicable to the Acquisition, such party hereto shall promptly notify the other parties hereto of such action, facts or circumstances. In the event the parties hereto mutually determine that the Acquisition will not be eligible for exemption from premerger notification reporting requirements under the HSR Act pursuant to Section 7A(c)(1) of the Clayton Act, the parties hereto shall file their respective notification forms with the Federal Trade Commission and the Antitrust Division of the Department of Justice no later than forty-five (45) days after such determination and, for the avoidance of doubt, the provisions of Section 5.3 shall apply to such filings and to the actions of the parties hereto in connection with the expiration or earlier termination of the waiting period under the HSR Act.

Section 5.15    Closing Date Coinsurance Transactions.
(a)    Immediately prior to the Closing, the Company, as the ceding company, and the Affiliated Reinsurer, as coinsurer and administrator, will enter into the Fixed Life/Annuity Administrative Services Agreement, the Fixed Life and Annuity Business Coinsurance Agreement, the VA Administrative Services Agreement, the Variable Annuity Business Coinsurance and Modified Coinsurance Agreement, the VUL Administrative Services Agreement and the Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement.
(b)    Immediately prior to the Closing, the Company, as the ceding company, and the Affiliated Reinsurer, as coinsurer and administrator, will enter into the Post-Closing Policies Reinsurance Agreement and the Post-Closing Policies Administrative Services Agreement.
(c)    On the Closing Date, in accordance with Section 3.1 of the Fixed Life and Annuity Business Coinsurance Agreement, Section 5.1 of the Variable Annuity Business Coinsurance and Modified Coinsurance Agreement and Section 5.1 of the Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement, the Company shall transfer to the Affiliated Reinsurer an aggregate amount in cash equal to the “Closing Date Coinsurance Transfer Amount” (as defined in each such agreement) reflected on the “Closing Net Settlement Statement” (as defined in each such agreement), and shall take such other actions as are required under such agreements to be performed on the Closing Date.

Section 5.16    Acorn Holdco. Between the date hereof and the Closing, Acorn Holdco shall not, and GPFT Holdco shall cause Acorn Holdco not to, (a) permit the Acorn Assets or the Acorn Assets Accounts to become subject to any Encumbrance of any kind (other than Encumbrances of the type described in clause (h) of the definition of Permitted Encumbrances), (b) sell, exchange, transfer or otherwise dispose of any of the Acorn Assets for less than reasonably equivalent value in the form of cash or Eligible Investments and shall not invest any of the Acorn Assets in any assets other than cash or Eligible Investments, (c) commingle the Acorn Assets with the assets or funds of any of its Affiliates, (d) incur any Indebtedness or become liable with respect to any obligation of any Person except pursuant to the terms of this Agreement or any of the Ancillary Agreements or (e) engage in any activity other than activities incidental to or required by this Agreement or performance in accordance with their terms of this Agreement and the Ancillary Agreements to which it will be a party or undertaken with the prior written consent of Seller. From the date hereof through the Closing, if for any reason (including losses) the value as of the end of any calendar month of the cash and Eligible Investments held by Acorn Holdco in the Acorn Assets Accounts shall be less than the Acorn Assets Amount, Acorn Holdco or GPFT Holdco shall promptly deposit in the Acorn Assets Accounts additional cash and Eligible Investments in an amount that is at least equal to the deficiency in the amount of cash and Eligible Investments required to fully restore such amount to be at least equal to the Acorn Assets Amount. (i) Within three (3) Business Days following the date of this Agreement, (ii) as a condition to the effectiveness of any designation by GPFT Holdco of Acorn Holdco to purchase additional Shares pursuant to Section 2.1(b), and (iii) within ten (10) days following the end of each month prior to the Closing, Acorn Holdco shall deliver to Seller a written statement certified by a duly authorized officer of Acorn Holdco which reflects the amount of cash and the amount and type of Eligible Investments held by Acorn Holdco in the Acorn Assets Accounts as of the date of this Agreement (in the case of clause (i) above), the proposed effective date of such designation (in the case of clause (ii) above), or as of such month end (in the case of clause (iii) above), and any deposits made as required by this Section 5.16 and compliance with the terms of this Section 5.16.

Section 5.17    Purchaser Parties.
(a)    Notwithstanding anything in this Agreement to the contrary, each of the Purchaser Parties shall be responsible for the Liabilities of the Purchaser Parties hereunder, severally but not jointly, without duplication, as follows: (i) GPFT Holdco shall bear 100%; (ii) GLAC shall bear

(A) prior to the Closing, 20% or, from and after the effectiveness of any designation pursuant to the second sentence of Section 2.1(b), such lesser percentage equal to the aggregate percentage of Shares it has been designated to purchase and (B) from and after the Closing, such percentage equal to the aggregate percentage of Shares it actually purchases at the Closing; and (iii) Acorn Holdco shall bear (A) prior to the Closing, 80% or, from and after the effectiveness of any designation pursuant to the second sentence of Section 2.1(b), such greater percentage equal to the aggregate percentage of Shares it has been designated to purchase and (B) from and after the Closing, such percentage equal to the aggregate percentage of Shares it actually purchases at the Closing.
(b)    Without limiting Section 5.17(a), GPFT Holdco shall cause Acorn Holdco and GLAC to perform their respective obligations and satisfy their respective Liabilities under this Agreement, including as necessary compelling Acorn Holdco and GLAC to make payments and raise capital.

Section 5.18    Asset Adequacy Reserve Adjustment.
(a)    In the event that an Asset Adequacy Reserve is required to be recorded on the Final Closing Net Worth Statement in accordance with the Net Worth Statement Methodologies as finally determined pursuant to Section 2.3, the Purchaser Parties shall, subject to Section 5.18(f), cause to be prepared and delivered to Seller, in respect of each calendar quarter beginning with the first full calendar quarter following the Closing Date through and including the sixth calendar quarter following the Closing Date, an AAR Report, which shall be delivered (i) with respect to the first full calendar quarter following the Closing Date, within thirty (30) days following the later of (x) the end of each such quarter or (y) the final resolution of the Final Closing Net Worth Statement pursuant to Section 2.3, and (ii) with respect to each calendar quarter thereafter through the sixth calendar quarter following the Closing Date, within thirty (30) days following the end of each such quarter. Subject to the Purchaser Parties' satisfaction of its obligations in the following sentence, Seller shall have fifteen (15) days from the date on which each such AAR Report is delivered to Seller to review such AAR Report (it being agreed that if the Purchaser Parties fail to comply with such obligations, such fifteen (15)-day period shall be tolled for the number of days that the Purchaser Parties withhold access to Seller) (the “AAR Review Period”). The Purchaser Parties shall cause the Acquired Companies to, upon request, provide Seller with reasonable assistance in reviewing each AAR Report, including by providing Seller and Seller's representatives with access to such information (including the Books and Records) and personnel and representatives of the Acquired Companies as Seller may reasonably request in connection with its review of each AAR Report. In the event that Seller disputes an AAR Report in good faith, Seller shall provide written notice of such dispute on or prior to the last day of the AAR Review Period, which notice shall state in reasonable detail the basis for such dispute and the amount of the Asset Adequacy Reserve, if any, required to be recorded as calculated by Seller as of the end of such quarter (any such notice, an “AAR Dispute Notice”).
(b)    Subject to Section 5.18(f), commencing on the first Quarterly Interest Payment Date following the Closing Date through the sixth Quarterly Interest Payment Date following the Closing Date, Seller shall pay to the Purchaser Parties simple interest at a rate of ten percent (10%) per annum, computed based on a 365-day year, on the amount of the Asset Adequacy Reserve as of the most recently completed calendar quarter as set forth in the AAR Dispute Notice (or, if no AAR Dispute Notice was delivered, the AAR Report) for such calendar quarter. The aggregate amount of interest actually paid by Seller under this Section 5.18(b) in respect of all calendar quarters for which an AAR Dispute Notice was delivered is referred to as the “Paid Interest Amount”.
(c)    In the event that, as of the date that is the earlier of (i) the termination of the obligations of the parties hereto under Section 5.18(f) and (ii) the sixth Quarterly Interest Payment Date following the Closing Date, Seller has delivered to the Purchaser Parties one or more AAR Dispute Notices, Seller, on the one hand, and the Purchaser Parties, on the other hand, shall prepare separate written reports related to such AAR Dispute Notice(s) and deliver such reports to the Independent Accountant within thirty (30) days of such date. The parties hereto shall use their respective commercially reasonable efforts to cause the Independent Accountant to, acting as an arbitrator, as soon as practicable and in any event within thirty (30) days after receiving such written reports, determine (A) the amount of the Asset Adequacy Reserve for each calendar quarter for which an AAR Dispute Notice was delivered and (B) the aggregate amount of interest payable in respect of such calendar quarter(s) in accordance with Section 5.18(b) (the “Owed Interest Amount”); provided, however, that the dollar amount of the Asset Adequacy Reserve for each calendar quarter for which an AAR Dispute Notice was delivered shall be determined within the range of dollar amounts proposed by Seller in the AAR Dispute Notice for such calendar quarter, on the one hand, and the Purchaser Parties in the AAR Report for such calendar quarter, on the other hand. The parties hereto acknowledge and agree that (x) the review by and determinations of the Independent Accountant shall be limited to, and only to, the matters set forth in clauses (A) and (B) above contained in the reports prepared and submitted to the Independent Accountant by Seller and the Purchaser Parties, and (y) the determinations by the Independent Accountant shall be based solely on (a) such reports submitted by Seller and the Purchaser Parties and the basis for Seller's and the Purchaser Parties' respective positions and (b) the Net Worth Statement Methodologies and this Section 5.18. Seller and the Purchaser Parties agree to enter into an engagement letter with the Independent Accountant containing customary terms and conditions for this type of engagement. The parties hereto shall use their commercially reasonable efforts to cooperate with and provide information and documentation, including work papers, to assist the Independent Accountant. Any such information or documentation provided by any party hereto to the Independent Accountant shall be concurrently delivered to the other parties hereto, subject, in the case of independent accountant work papers, to such other parties hereto entering into a customary release agreement with respect thereto. None of the parties hereto shall disclose to the Independent Accountant, and the Independent Accountant shall not consider for any purposes, any settlement discussions or settlement offers made by any of the parties hereto with respect to any objection under this Section 5.18. The determination by the Independent Accountant under this Section 5.18(c) shall be in writing and shall be an arbitral award that is final, binding and conclusive for all purposes, and such award may be entered and enforced in any court of competent jurisdiction. The fees, costs and expenses of retaining the Independent Accountant shall be borne by the Purchaser Parties, on the one hand, and Seller, on the other hand, in proportion to those matters submitted to the Independent Accountant that are resolved against the Purchaser Parties, on the one hand, and Seller, on the other hand, and the allocation of such fees, costs and expenses shall be so determined by the Independent Accountant.
(d)    If the Owed Interest Amount exceeds the Paid Interest Amount, no later than the fifth Business Day immediately following the written determination by the Independent Accountant under Section 5.18(c), Seller shall pay to the Purchaser Parties an amount equal to the difference between the Owed Interest Amount and the Paid Interest Amount.
(e)    Any payment by Seller to the Purchaser Parties under this Section 5.18 shall be made by wire transfer of immediately available funds, to an account or accounts designated by the Purchaser Parties in writing no later than the fifth Business Day prior to the date of payment.
(f)    In no event shall the amount of any Asset Adequacy Reserve set forth in any AAR Report with respect to any particular calendar quarter be greater than the amount of the Asset Adequacy Reserve set forth in an AAR Report delivered by the Purchaser Parties with respect to a prior calendar quarter. In the event that an AAR Report delivered by the Purchaser Parties with respect to a calendar quarter sets forth that the amount of Asset Adequacy Reserve as of the last day of such calendar quarter is equal to zero, Seller shall have no obligation to pay interest in respect of such calendar quarter, and the obligations of the Purchaser Parties to deliver subsequent AAR Reports and of Seller to pay interest in respect of subsequent calendar quarters under this Section 5.18 shall terminate and be of no further force or effect. The parties hereto acknowledge and agree that neither the inclusion of this Section 5.18 herein nor the provisions of this Section 5.18 shall be taken into account in determining the existence or the amount, if any, of an Asset Adequacy Reserve in accordance with the Net Worth Statement Methodologies.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1    Conditions to the Obligations of the Purchaser Parties and Seller. The obligations of the parties hereto to effect the Closing are subject to the satisfaction (or waiver by each party hereto) as of the Closing of the following conditions:
(a)    No Injunction or Prohibition. No Governmental Authority of competent jurisdiction shall have enacted, enforced or entered any Law or final and non-appealable Governmental Order that is in effect on the Closing Date and prohibits the consummation of the Closing.

(b)    Required Approvals. The Required Approvals set forth on Section 6.1(b) of the Seller Disclosure Schedule shall have been obtained or any waiting period applicable thereto shall have been terminated or otherwise expired.

Section 6.2    Conditions to the Obligations of the Purchaser Parties. The obligations of the Purchaser Parties to effect the Closing are subject to the satisfaction (or waiver by the Purchaser Parties) as of the Closing of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Seller set forth in Article III shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, in which case they shall be true and correct as of such other date); provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties relating to “material,” “materiality” or “Company Material Adverse Effect” (other than those set forth in Section 3.8(b)); provided further, however, that for purposes of determining the satisfaction of this condition, such representations and warranties (other than those set forth in (i) Sections 3.2 and 3.4, which shall have been and shall be so true and correct in all respects and (ii) Sections 3.1, 3.3(a), 3.6(c) and 3.16, which shall have been and shall be so true and correct in all material respects) shall be deemed to have been and to be true and correct in all respects unless the failure or failures of any such representations and warranties to have been and to be so true and correct would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Purchaser Parties shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Seller.
(b)    Covenants. The covenants and agreements of Seller set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects. The Purchaser Parties shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Seller.
(c)    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been a Company Material Adverse Effect or any change, event, effect or circumstance that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(d)    Contract Consents. The Purchaser Parties shall have received written evidence in substance reasonably satisfactory to the Purchaser Parties of any consent, approval or waiver required to assign to the Company (i) the Contracts set forth as items 1, 2 and 3 of Section 5.10(b)(ii) of the Seller Disclosure Schedule; provided that the substance of such written evidence shall be deemed to be reasonably satisfactory to the Purchaser Parties if sufficient to assign to the Company such Contracts on the same terms and conditions under which such Contracts are in effect as of the date hereof other than the transfer of installation location to 7100 Westown Parkway, Des Moines, Iowa 50266 referenced in connection with item 1 on Section 5.10(b)(ii) of the Seller Disclosure Schedule, and (ii) all of Seller's right, title and interest in and to the enhancements, databases, scripts, rules and configuration files for the SEG System described in item 2 of Section 1.1(a) of the Seller Disclosure Schedule.

Section 6.3    Conditions to the Obligations of Seller. The obligations of Seller to effect the Closing are subject to the satisfaction (or waiver by Seller) as of the Closing of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Purchaser Parties set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent they refer to another date, in which case they shall be true and correct as of such other date); provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties relating to “material,” “materiality” or “Purchaser Material Adverse Effect”; provided further, however, that for purposes of determining the satisfaction of this condition, such representations and warranties (other than those set forth in (i) Sections 4.2, 4.8 and 4.11, which shall have been and shall be so true and correct in all respects and (ii) Sections 4.1, 4.4(c) and 4.7, which shall have been and shall be so true and correct in all material respects) shall be deemed to have been and to be true and correct in all respects unless the failure or failures of any such representations and warranties to have been and to be so true and correct would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. Seller shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of each of the Purchaser Parties.
(b)    Covenants. The covenants and agreements of the Purchaser Parties set forth in this Agreement to be performed or complied with at or prior to the Closing shall have been duly performed or complied with in all material respects. Seller shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of each of the Purchaser Parties.

ARTICLE VII
Survival; Indemnification

Section 7.1    Survival. All of the representations and warranties of Seller and the Purchaser Parties contained in this Agreement and all claims and causes of action with respect thereto shall terminate on the date that is fifteen (15) months from the Closing Date, except that the representations and warranties contained in (a) Sections 3.1 (Organization and Authority), 3.2 (Binding Effect), 3.3(a) (Organization, Qualification and Authority of the Acquired Companies), 3.4 (Capital Structure; Ownership of the Acquired Companies), 3.6(c) (No Violations), 3.16 (Finders' Fees), 4.1 (Organization and Authority), 4.2 (Binding Effect), 4.4(c) (No Violations), 4.7 (Finders' Fees) and 4.11 (Section 338(h)(10) Eligibility) (such representations being the “Fundamental Representations”) shall survive indefinitely or until the latest date permitted by applicable Law, (b) Sections 3.10 (b), (c), (j) and (k) (Taxes) shall not survive the Closing and (c) Sections 3.10(a), (d), (e), (f), (g), (h), (i) and (l) (Taxes), and Section 3.12(d) (Compliance with Laws; Governmental Authorizations), shall terminate on the Tax Indemnity Expiration Date. All of the covenants and agreements of Seller and the Purchaser Parties contained in this Agreement which, by their terms, are to be performed or complied with in their entirety at or prior to the Closing, and all claims and causes of action with respect thereto, shall terminate fifteen (15) months from the Closing Date; provided that the covenants and agreements contained in Section 5.4 shall survive until the Tax Indemnity Expiration Date. All of the covenants and agreements of Seller and the Purchaser Parties contained in this Agreement which, by their terms, are to be performed or complied with in whole or in part following the Closing, and all claims and causes of action with respect thereto, shall survive for the period provided in such covenants and agreements, if any, or until performed in accordance with their terms. If a Claim Notice meeting the requirements of Section 7.4(a) with respect to indemnification under Section 7.2(a) or Section 7.3(a) shall have been given pursuant to Section 9.1 within the applicable survival period, the representations, warranties, covenants and agreements that are the subject of such indemnification claim shall survive with respect to such Claim Notice solely for purposes of its resolution in accordance with the terms hereof.

Section 7.2    Indemnification by the Purchaser Parties.
(a)    Subject to Sections 7.2(b) and 7.6, the Purchaser Parties shall and shall cause the Acquired Companies to indemnify Seller and its Affiliates (the “Seller Indemnified Parties”) from any damages, claims, losses, Liabilities, judgments, settlements and reasonable costs and expenses (including reasonable attorneys' fees) (collectively, “Losses”) incurred by or asserted against any of the Seller Indemnified Parties, to the extent resulting from (i) any breach of any representation or warranty made by the Purchaser Parties contained in Article IV or the certificate delivered pursuant to Section 6.3(a) (disregarding for this purpose all references to “material,” “materiality” or “Purchaser Material Adverse Effect”), (ii) any breach of any covenant or agreement of the Purchaser Parties contained in this Agreement (other than Section 5.4), (iii) any liability for Taxes of either Acquired Company for any taxable year or period (or portion thereof) that begins after the Closing Date, (iv) any liability for which the Purchaser Parties are liable pursuant to Section 5.4(a) for Transfer Taxes arising out of or in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, (v) any liability for Taxes reflected or taken into account in the preparation of the Closing Net Worth Statement or the adjustment to the Closing Purchase Price, if any, pursuant to Section 2.3, (vi) any breach of any covenant or agreement of any Purchaser Party contained in Section 5.4, and (vii) all other Liabilities of whatever kind or nature, direct or indirect, absolute, contingent, known or unknown, whether or not accrued or arising before, on or after the Closing Date relating to, or arising out of, the Acquired Companies or the operation of their business (except, in the case of this subclause (vii)), for such matters for which Seller is obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 7.3 or any Ancillary Agreement).
(b)    No Claim Notice may be submitted by any Seller Indemnified Party with respect to any Loss, nor shall the Purchaser Parties be required to indemnify any Seller Indemnified Party against any Loss in respect of such Claim Notice, unless the aggregate amount to be paid out in respect of such Claim Notice exceeds $100,000 (the “Initial Threshold”); provided, however, that any series of Losses relating to the same facts and circumstances will be aggregated for purposes of determining whether such Losses exceed the Initial Threshold. The Purchaser Parties shall and shall cause the Acquired Companies to be liable to the Seller Indemnified Parties for any Losses solely to the extent the aggregate amount of such Losses exceeds one and one-half percent (1.5%) of the Closing Purchase Price (the “Deductible”), up to an aggregate maximum amount equal to twenty percent (20%) of the Closing Purchase Price (the “Indemnity Cap”). Notwithstanding the foregoing, Losses resulting from Sections 7.2(a)(i) (solely with respect to Fundamental Representations made by the Purchaser Parties), (ii), (iii), (iv), (v), (vi) and (vii) shall not be subject to or taken into account in determining the Initial Threshold or the Deductible or be subject to the Indemnity Cap; provided, however, that the Purchaser Parties shall be liable to the Seller Indemnified Parties for Losses resulting from Section 7.2(a)(i) (solely with respect to Fundamental Representations made by the Purchaser Parties) up to an aggregate maximum amount equal to the Closing Purchase Price.

Section 7.3    Indemnification by Seller.
(a)    Subject to Sections 7.3(b) and 7.6, Seller shall indemnify the Purchaser Parties, the Acquired Companies and their respective Affiliates (the “Purchaser Indemnified Parties” and, collectively with the Seller Indemnified Parties, the “Indemnified Parties”) from any Losses incurred by or asserted against any of the Purchaser Indemnified Parties, to the extent resulting from (i) any breach of any representation or warranty made by Seller contained in Article III or the certificate delivered pursuant to Section 6.2(a) (disregarding for this purpose all references to “material,” “materiality” or “Company Material Adverse Effect,” other than any such references in (x) clauses (B) and (C) of Sections 3.7(a) and (b), (y) Sections 3.7(d), 3.7(e), 3.8, 3.10(e), 3.12(d) and 3.20(c)(iii), and (z) any representation or warranty made by Seller contained in Article III to the effect that it contains a list of specified items or that a corresponding section of the Seller Disclosure Schedule sets forth a list of specified items), (ii) any breach of any covenant or agreement of Seller contained in this Agreement (other than Section 5.4), (iii) any liability for Taxes of either Acquired Company for any taxable year or period

(or portion thereof) that ends on or before the Closing Date (other than Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement or the Ancillary Agreements), (iv) any liability for Taxes, for any taxable year that begins on or before the Closing Date, of any consolidated, affiliated, combined, unitary, or similar group for Tax purposes of which either Acquired Company was a member on or prior to the Closing Date pursuant to Treasury Regulations Section 1.1502-6 or any comparable provision of state, local, or foreign income Tax law, (v) any liability for which Seller is liable pursuant to Section 5.4(a) for Transfer Taxes arising out of or in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, (vi) any breach of any covenant or agreement of Seller contained in Section 5.4, and (vii) any liability for Taxes with respect to the “Separate Account Assets” (as defined in the Variable Universal Life Business Coinsurance and Modified Coinsurance Agreement and the Variable Annuity Business Coinsurance and Modified Coinsurance Agreement) in connection with any position taken pursuant to Section 5.4(i)(iii), net of (A) any Tax benefit realized that would not have otherwise been realized or (B) any reduction in liability for Taxes that would not have otherwise been realized.
(b)    No Claim Notice may be submitted by any Purchaser Indemnified Party with respect to any Loss, nor shall Seller be required to indemnify any Purchaser Indemnified Party against any Loss in respect of such Claim Notice, unless the aggregate amount to be paid out in respect of such Claim Notice exceeds the Initial Threshold; provided, however, that any series of Losses relating to the same facts and circumstances will be aggregated for purposes of determining whether such Losses exceed the Initial Threshold. Seller shall be liable to the Purchaser Indemnified Parties for any Losses solely to the extent such Losses exceed the Deductible, up to an aggregate maximum amount equal to the Indemnity Cap. Notwithstanding the foregoing, Losses resulting from Sections 7.3(a)(i) (solely with respect to Fundamental Representations made by Seller or representations and warranties made by Seller contained in Sections 3.10 and 3.12(d)), (ii), (iii), (iv), (v), (vi) and (vii) shall not be subject to or taken into account in determining the Initial Threshold or the Deductible or be subject to the Indemnity Cap; provided, however, that Seller shall be liable to the Purchaser Indemnified Parties for Losses resulting from Section 7.3(a)(i) (solely with respect to Fundamental Representations made by Seller) up to an aggregate maximum amount equal to the Closing Purchase Price.

Section 7.4    Claims.
(a)    No Indemnified Party shall be entitled to indemnification against any Losses unless it has given to the party from whom indemnification is sought (the “Indemnifying Party”) a written claim notice relating to such Losses (a “Claim Notice”). The Claim Notice shall be given promptly (and in any event within fifteen (15) days) after the Indemnified Party becomes aware of the facts indicating that a claim for indemnification may be warranted and shall state in reasonable detail, to the extent reasonably available at such time, the nature of the claim, identify the sections of this Agreement which form the basis for such claim, attach copies of all material written evidence thereof received from a third party to the date of such notice and set forth the estimated amount of the Losses that have been or may be sustained by an Indemnified Party relating to such claim to the extent reasonably estimable. The failure of any Indemnified Party to give a Claim Notice shall not relieve the Indemnifying Party of its obligations under this Article VII, except to the extent that the Indemnifying Party is materially prejudiced by the failure to give such Claim Notice.
(b)    If a Claim Notice relates to a claim, action, suit, proceeding or demand asserted by a Person who is not a party hereto or its Affiliate (or a successor thereof) (a “Third Party Claim”), the Indemnifying Party may, through counsel of its own choosing, assume the defense and investigation of such Third Party Claim; provided that any Indemnified Party shall be entitled to participate in any such defense with counsel of its own choice at its own expense. If the Indemnifying Party elects to assume the defense and investigation of such Third Party Claim, it shall, no later than thirty (30) days following its receipt of the Claim Notice notify the Indemnified Party in writing of its assumption of the defense and investigation of such Third Party Claim. If the Indemnifying Party fails to take reasonable steps necessary to defend diligently the action or proceeding after notifying the

Indemnified Party of its assumption of the defense and investigation of such Third Party Claim, the Indemnified Party may assume such defense, and the reasonable fees of its attorneys and other advisors will be covered by the indemnity provided for in this Article VII upon determination of the Indemnifying Party's indemnity obligations. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, settle or compromise any pending or threatened Third Party Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) or consent to the entry of any judgment (A) which does not, to the extent that an Indemnified Party may have any liability with respect to such action or claim for which it is entitled to indemnification hereunder, include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third Party Claim or (B) which involves any injunctive relief against the Indemnified Party with respect to such action or claim. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of the Claim Notice that it desires to assume the defense and investigation of such Third Party Claim, then the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense. The Indemnified Party may not compromise or settle any Third Party Claim without the prior written consent of the Indemnifying Party unless the sole relief granted is equitable relief for which the Indemnifying Party would have no liability or to which the Indemnifying Party would not be subject. The Indemnified Party and the Indemnifying Party shall make reasonably available to each other and their respective agents and representatives all relevant business records and other documents available to them that are necessary or appropriate for the defense of any Third Party Claim, subject to any bona fide claims of attorney-client privilege, and each of the Indemnifying Party and the Indemnified Party shall use its reasonable efforts to assist, and to cause the employees of such party to assist, in the defense of such Third Party Claim.

Section 7.5    Characterization of Indemnification Payments. Unless otherwise required by applicable Law, all indemnification payments made by Seller or the Purchaser Parties under this Article VII shall be treated for all Tax purposes as adjustments to the Purchase Price.

Section 7.6    Certain Indemnification Matters.
(a)    The Purchaser Parties and Seller agree that Losses hereunder shall be limited to actual monetary damages only and shall not include punitive, incidental, consequential, special, indirect or treble damages or damages based on loss of future revenue, profits or income, loss of business reputation or opportunity, diminution of value or on any type of multiple (other than any damages actually paid to a claimant in respect of a Third Party Claim).
(b)    Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.
(c)    The amount of any Losses sustained by an Indemnified Party shall be reduced (i) by any amount received by such Indemnified Party or its Affiliates with respect thereto under any insurance coverage relating thereto (other than insurance coverage provided by an Affiliate of such Indemnified Party), (ii) by any amount received by such Indemnified Party or its Affiliates with respect thereto from any non-Affiliated Person alleged to be responsible for any Losses or (iii) by the amount of any Tax benefit realized by such Indemnified Party or its Affiliates with respect to such Loss. The Indemnified Parties shall use commercially reasonable efforts to collect any amounts recoverable from non-Affiliated Persons (other than under third party insurance policies) relating to Losses sustained by such Indemnified Party; provided that any failure of such Indemnified Parties to use such commercially reasonable efforts shall not relieve any Indemnifying Party from any obligation under this Article VII, including any obligation to make any payment to an Indemnified Party. If the Indemnified Party or its Affiliates receive any amounts under applicable third party insurance policies, or from any non-Affiliated Person alleged to be responsible for any Losses, or realize any Tax benefit, in each case in connection with a matter giving rise to an indemnification payment, but subsequent to such indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any indemnification payment made by such Indemnifying Party to the Indemnified Party with respect to the applicable Loss up to the amount actually received or realized (net of deductibles, co-payments or other costs actually and reasonably incurred by the Indemnified Party (including increased premiums on such third party insurance policies to the extent attributable to the payment of such claims)) by the Indemnified Party or its Affiliates under such third party insurance policies, from such non-Affiliated Person or in respect of such Tax benefit.
(d)    No Losses may be claimed hereunder by an Indemnified Party to the extent that such Losses have been reflected or taken into account in the preparation of the Closing Net Worth Statement or the adjustment to the Closing Purchase Price, if any, pursuant to Section 2.3.
(e)    Except with respect to Taxes, in the event of payment by or on behalf of any Indemnifying Party to any Indemnified Party pursuant to a claim or demand in a Claim Notice, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any events or circumstances in respect of which such Indemnified Party may have any right, defense or claim relating to such claim or demand against any claimant or plaintiff asserting such claim or demand. Such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost of such Indemnifying Party, in presenting any subrogated right, defense or claim.
(f)    In the event any Action for indemnification under this Article VII has been finally determined, the amount of such final determination shall be paid if the Indemnified Party is a (i) Seller Indemnified Party, by the Purchaser Parties and the Acquired Companies to the Seller Indemnified Party, and (ii) Purchaser Indemnified Party, by Seller to the Purchaser Indemnified Party, in each case upon demand by wire transfer of immediately available funds, to an account or accounts designated by the Indemnified Party in writing. An Action, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Article VII when the parties hereto have so determined by mutual agreement or, if disputed, when a final and non-appealable Governmental Order has been entered with respect to such Action.

Section 7.7    Exclusive Remedy. Subject to the next sentence and except for claims for specific performance under Section 9.15, the indemnification provisions in this Article VII shall be, in the absence of fraud, the sole and exclusive remedy for any breach of any representation or warranty or any covenant or agreement contained in this Agreement. The provisions of this Article VII shall not be applicable to Section 2.3 or 5.18 of this Agreement. Notwithstanding anything herein to the contrary, no breach of any representation or warranty or any covenant or agreement contained in this Agreement shall give rise to any right on the part of either party hereto to rescind this Agreement or any of the transactions contemplated hereby. This Article VII shall become effective immediately following the Closing.

ARTICLE VIII

Termination

Section 8.1    Termination. This Agreement may be terminated, and the transactions contemplated hereby abandoned, at any time prior to the Closing:
(a)    by written agreement of the Purchaser Parties and Seller;
(b)    by the Purchaser Parties, on the one hand, or Seller, on the other hand, by giving written notice of such termination to the other, if the Closing shall not have occurred on or prior to June 30, 2012, unless the failure of the Closing to occur results from the failure of the party or parties hereto seeking to terminate this Agreement to materially perform any of its or their obligations under this Agreement required to be performed at or prior to the Closing; provided that in the event that the parties hereto mutually determine that the Acquisition will not be eligible for exemption from premerger notification reporting requirements under the HSR Act pursuant to Section 7A(c)(1) of the

Clayton Act as contemplated by Section 5.14 and all other conditions to Closing set forth in Article VI shall have otherwise been satisfied (other than conditions that by their terms are to be satisfied at the Closing), such date shall automatically be extended to September 30, 2012;
(c)    by the Purchaser Parties, on the one hand, or Seller, on the other hand, by giving written notice of such termination to the other, if a Governmental Authority of competent jurisdiction shall have enacted, enforced or entered any Law or a final and non-appealable Governmental Order shall be in effect that prohibits the consummation of the Closing; provided, however, that the party or parties hereto seeking to terminate this Agreement shall have used reasonable best efforts to have any such Law declared invalid or inapplicable or Governmental Order vacated; or
(d)    by the Purchaser Parties, on the one hand, or Seller, on the other hand, by giving written notice of such termination to the other, if there shall have been a breach by the other party or parties hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, either individually or in the aggregate, would result in, if occurring or continuing as of the Closing, the failure of a condition set forth in Section 6.2(a) or (b) (if the Purchaser Parties are seeking to terminate) or Section 6.3(a) or (b) (if Seller is seeking to terminate), as the case may be, and which breach has not been cured within thirty-five (35) days following written notice thereof to the other party or parties hereto or, by its nature, cannot be cured within such time period.

Section 8.2    Effect of Termination. If this Agreement is terminated in accordance with Section 8.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other parties hereto or such other parties' Affiliates, directors, officers, shareholders, partners, agents or employees in connection with this Agreement, except that (a) the obligations contained in the Confidentiality Agreement and in this Section 8.2 and in Article IX shall survive and (b) termination will not relieve the Purchaser Parties or any of their respective Affiliates from liability for any breach of Section 4.8, 5.16 or 5.17 or relieve any party hereto from liability for any willful and material breach of this Agreement or fraud prior to such termination.

ARTICLE IX

MISCELLANEOUS

Section 9.1    Notices. All notices, requests, claims, demands or other communications hereunder shall be deemed to have been duly given and made if in writing and (a) at the time personally delivered if served by personal delivery upon the party for whom it is intended, (b) at the time received if delivered by registered or certified mail (postage prepaid, return receipt requested) or by a national courier service (delivery of which is confirmed), or (c) upon confirmation if sent by facsimile; in each case to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:
to Seller:
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266
Telephone:    (515) 225-5777
Facsimile:    (515) 225-5604
Attention:    Chief Executive Officer

with a copy (which shall not constitute notice to Seller for the purposes of this Section 9.1) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone:    (212) 735-3000
Facsimile:    (212) 735-2000
Attention:    Robert J. Sullivan, Esq.
Todd E. Freed, Esq.
Christopher J. Ulery, Esq.
to the Purchaser Parties:
GPFT Holdco, LLC
225 West Monroe Street, 49th Floor
Chicago, Illinois 60606
Telephone:    (312) 977-4576
Facsimile:    (312) 827-0127
Attention:    Brian T. Sir
with a copy (which shall not constitute notice to the Purchaser Parties for the purposes of this Section 9.1) to:
GPFT Holdco, LLC
225 West Monroe Street, 49th Floor
Chicago, Illinois 60606
Telephone:    (312) 244-6976
Facsimile:    (312) 244-6991
Attention:    Jill Sugar Factor, Esq.
and
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606

Telephone:    (312) 782-0600
Facsimile:    (312) 706-7711
Attention:    Edward S. Best, Esq.
Andrew J. Noreuil, Esq.
Section 9.2    Amendment; Modification and Waiver. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party hereto against whom the waiver is to be effective. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.3    Assignment. Neither this Agreement nor any of the rights, interests or obligations under it may be directly or indirectly assigned, delegated, sublicensed or transferred by any of the parties hereto, in whole or in part, to any other Person (including any bankruptcy trustee) by operation of law or otherwise, whether voluntarily or involuntarily, without the prior written consent of the other parties, and any attempted or purported assignment in violation of this Section 9.3 will be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and permitted assigns.

Section 9.4    Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters. From and after the Closing, the Confidentiality Agreement shall remain in full force and effect except to the extent otherwise provided in Section 5.1(b).

Section 9.5    No Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the parties hereto and their respective successors and permitted assigns.

Section 9.6    Public Disclosure. The parties hereto shall agree on the form and content of any initial press release and, except with the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld, delayed or conditioned), shall not issue any other press release or other public statement or communication with respect to this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby; provided that the parties hereto may, without the prior written consent of the other party hereto, issue such communication or make such public statement (a) as may be required by applicable Law, stock exchange rules or Governmental Authority and, if practicable under the circumstances, after reasonable prior consultation with the other parties hereto, or (b) to enforce its rights under this Agreement or any Ancillary Agreement.

Section 9.7    No Other Representations and Warranties; Reserves.
(a)    Except for the representations and warranties contained in Article III, none of Seller or its Affiliates, nor any of their respective directors, officers, employees, agents or representatives, makes or has made any other representation or warranty on behalf of Seller or otherwise in respect of the Acquired Companies, including as to the accuracy or completeness of any of information (including any projections, estimates or other forward-looking information) provided (including set forth in the Electronic Data Room, or provided in any management presentations, information memoranda, supplemental information or other materials) or otherwise made available by or on behalf of Seller or as to the probable success or profitability of the Acquired Companies. Seller expressly disclaims any and all other representations and warranties, whether express or implied.
(b)    Except for the representations and warranties contained in Article IV, none of the Purchaser Parties nor any of their respective Affiliates, nor any of their respective directors, officers, employees, agents or representatives, makes or has made any other representation or warranty on behalf of the Purchaser Parties. The Purchaser Parties expressly disclaim any and all other representations and warranties, whether express or implied.
(c)    Notwithstanding anything to the contrary in this Agreement or the Ancillary Agreements, the Purchaser Parties acknowledge and agree that neither Seller nor any of its Affiliates makes any representation or warranty (express or implied), and nothing contained in this Agreement, any Ancillary Agreement or any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby or thereby is intended or shall be construed to be a representation or warranty (express or implied) of Seller or any of its Affiliates: (i) with respect to the adequacy or sufficiency of the reserves of the Company; (ii) with respect to the effect of the adequacy or sufficiency of the reserves of the Company on any “line item” or asset, liability or equity amount; or (iii) that the reserves of the Company have been or will be adequate or sufficient for the purposes for which they were established.

Section 9.8    Expenses. Except as otherwise expressly provided in this Agreement or in any Ancillary Agreement, whether or not the transactions contemplated by this Agreement are consummated, all direct and indirect costs and expenses (including any legal and other advisory fees) incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be borne by the party hereto incurring such expenses; provided, however, except as otherwise expressly set forth herein, Seller shall bear all out-of-pocket expenses of the Acquired Companies in connection with the negotiation and preparation of this Agreement and the Ancillary Agreements (and, in the case of this Agreement, the consummation of the transactions contemplated hereby to be completed prior to the Closing) that are not accrued as a liability on the Estimated Closing Net Worth Statement.

Section 9.9    Disclosure Schedules. Disclosures on the Purchaser Disclosure Schedule or the Seller Disclosure Schedule (each, a “Disclosure Schedule”) shall be arranged in sections corresponding to the numbered and lettered sections of this Agreement, and any disclosure set forth on any section of a Disclosure Schedule shall be deemed to be disclosed by the party hereto delivering such Disclosure Schedule only for the section of this Agreement corresponding to the section of the Disclosure Schedule and all other sections of this Agreement to the extent that it is reasonably apparent that such disclosure is applicable to such other sections of this Agreement. The headings contained in a Disclosure Schedule are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in such Disclosure Schedule or this Agreement. The inclusion of any information in any section of a Disclosure Schedule shall not be deemed to be an admission or acknowledgment by the party hereto delivering such Disclosure Schedule or otherwise imply that such information is required to be listed in any section of such Disclosure Schedule or that any such matter rises to a Purchaser Material Adverse Effect or Company Material Adverse Effect, as applicable, or is material to or outside the Ordinary Course of Business. Matters reflected in a Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in such Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. All references in a Disclosure Schedule to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence of breaches or defaults by third parties, or similar matters or statements, are intended only to allocate rights and risks between the Purchaser Parties, on the one hand, and Seller, on the other hand, and were not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any party to this

Agreement by any Person who is not a party to this Agreement, or give rise to any claim or benefit to any Person who is not a party to this Agreement. The disclosure in a Disclosure Schedule of any allegation, threat, notice or other communication shall not be deemed to include disclosure of the truth of the matter communicated. In addition, the disclosure of any matter in a Disclosure Schedule is not to be deemed an admission that such matter actually constitutes noncompliance with, or a violation of applicable Law, any Governmental Order or Governmental Authorization or Contract or other topic to which such disclosure is applicable. In no event shall the disclosure of matters disclosed in a Disclosure Schedule be deemed or interpreted to constitute or broaden a representation, warranty, obligation, covenant, condition or agreement of the party hereto delivering such Disclosure Schedule except to the extent provided in this Agreement. No reference in a Disclosure Schedule shall by itself be construed as an admission or indication that a Contract or other document is enforceable or in effect as of the date hereof except to the extent provided in this Agreement. Where a Contract or other document is referenced, summarized or described in a Disclosure Schedule, such reference, summary or description does not purport to be a complete statement of the terms or conditions of such Contract or other document and such reference, summary or description is qualified in its entirety by the specific terms and conditions of such Contract or other document.

Section 9.10    Governing Law. This Agreement and its enforcement will be governed by, and interpreted in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state without regard to the conflicts of law provisions thereof.

Section 9.11    Submission to Jurisdiction. Subject to Sections 2.3 and 5.18, each party to this Agreement hereby submits to the non-exclusive jurisdiction of the Delaware Court of Chancery, including any appellate courts therefrom (the “Delaware Courts”), for any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof, including in the case of disputes subject to Section 2.3 or 5.18, for an action to compel arbitration before the Independent Accountant as contemplated by Section 2.3 or 5.18, for provisional relief to prevent irreparable harm prior to the appointment of the Independent Accountant as contemplated by Section 2.3 or to enforce an arbitral award rendered thereunder. Each party to this Agreement hereby irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such proceedings brought in such court. Each of the parties hereto irrevocably and unconditionally waives and agrees not to plead or claim in any such court (a) that it is not personally subject to the jurisdiction of the Delaware Courts for any reason other than the failure to serve process in accordance with applicable Law, (b) that it or its property is exempt or immune from jurisdiction of the Delaware Courts or from any legal process commenced in the Delaware Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law that (i) the suit, action or proceeding in the Delaware Courts is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by the Delaware Courts.

Section 9.12    WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY THEREOF OR ANY TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NONE OF THE OTHER PARTIES HERETO NOR ITS REPRESENTATIVES, AGENTS OR ATTORNEYS HAVE REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN

THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 9.12. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.13    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original, but all of which shall constitute one and the same agreement, and may be delivered by facsimile or other electronic means intended to preserve the original graphic or pictorial appearance of a document.

Section 9.14    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

Section 9.15    Specific Performance. The parties hereto agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the parties hereto shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no party hereto will allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. The parties hereto further agree that (a) by seeking any remedy provided for in this Section 9.15, a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to such party hereto under this Agreement and (b) nothing contained in this Section 9.15 shall require any party hereto to institute any action for (or limit such party's right to institute any action for) specific performance under this Section 9.15 before exercising any other right under this Agreement.

Section 9.16    Authority of GPFT Holdco. Any notice or other communication to Seller under or in respect of this Agreement on behalf of one or more of the Purchaser Parties shall be delivered solely by GPFT Holdco, and Seller shall be entitled to rely on the authority of GPFT Holdco in delivering such notice or making such communication to act on behalf of and bind the Purchaser Parties.
(The remainder of this page is intentionally left blank.)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.
FBL FINANCIAL GROUP, INC.
By:     /s/ James P. Brannen
Name: James P. Brannen
Title: Chief Financial Officer
GPFT HOLDCO, LLC
By:     /s/ Jeffrey S. Lange
Name: Jeffrey S. Lange
Title: Authorized Signatory
ACORN HOLDCO, LLC
By:     /s/ Jeffrey S. Lange
Name: Jeffrey S. Lange
Title: Attorney-in-Fact/Authorized
Signatory
GUGGENHEIM LIFE AND ANNUITY COMPANY
By:     /s/ Jeffrey S. Lange
Name: Jeffrey S. Lange
Title: CEO/President
(Signature Page to Stock Purchase Agreement)